Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176961

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 11, 2016)

Hexion Inc.	Hexion Nova Scotia Finance, ULC
$114,016,000
9.00% Second-Priority Senior Secured Notes due 2020

This is supplement No. 3 to the prospectus dated May 11, 2016 that relates to the 9.00% Second-Priority Senior Secured Notes due 2020 (the “Notes”), issued by Hexion Inc. (“Hexion”), as successor by merger to Hexion U.S. Finance Corp., and Hexion Nova Scotia Finance, ULC, which is a wholly-owned subsidiary of Hexion (each a “Co-Issuer” and also referred to herein as, an “Issuer”). The Notes and the related guarantees thereof have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-176961.
The selling security holder may sell the Notes covered by this prospectus in one or more transactions, directly to purchasers or through underwriters, brokers or dealers or agents, in public or private transactions, at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. See “Plan of Distribution.”
We will not receive any of the proceeds from the sale of the Notes by the selling security holder. The selling security holder will pay any brokerage commissions and/or similar charges incurred for the sale of the Notes.

Recent Developments
We have attached to this prospectus supplement to the Quarterly Report on Form 10-Q of Hexion for the quarterly period ended September 30, 2016 filed on November 14, 2016 and the financial statements for Hexion International Holdings Cooperatief U.A. for the nine months ended September 30, 2016 and 2015. The attached information updates and supplements, and should be read together with, the Issuers’ prospectus dated May 11, 2016, as supplemented from time to time.

See “Risk Factors” beginning on page 19 of the prospectus for a discussion of certain risks you should consider before making an investment decision in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 1-71

  HEXION INC.
(Exact name of registrant as specified in its charter)

New Jersey	13-0511250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

180 East Broad St., Columbus, OH 43215	614-225-4000
(Address of principal executive offices including zip code)	(Registrant’s telephone number including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒   No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒ No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐ No  ☒.
Number of shares of common stock, par value $0.01 per share, outstanding as of the close of business on November 1, 2016: 82,556,847

HEXION INC.

HEXION INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In millions, except share data)	September 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $19 and $8, respectively)	$145	$236
Accounts receivable (net of allowance for doubtful accounts of $14 and $15, respectively)	498	450
Inventories:
Finished and in-process goods	221	218
Raw materials and supplies	98	90
Other current assets	80	53
Total current assets	1,042	1,047
Investment in unconsolidated entities	17	36
Deferred income taxes	10	13
Other long-term assets	43	48
Property and equipment:
Land	80	84
Buildings	277	296
Machinery and equipment	2,368	2,406
	2,725	2,786
Less accumulated depreciation	(1,833)	(1,735)
	892	1,051
Goodwill	124	122
Other intangible assets, net	56	65
Total assets	$2,184	$2,382
Liabilities and Deficit
Current liabilities:
Accounts payable	$311	$386
Debt payable within one year	69	80
Interest payable	96	82
Income taxes payable	24	15
Accrued payroll and incentive compensation	58	78
Other current liabilities	160	123
Total current liabilities	718	764
Long-term liabilities:
Long-term debt	3,475	3,698
Long-term pension and post employment benefit obligations	224	224
Deferred income taxes	14	12
Other long-term liabilities	164	161
Total liabilities	4,595	4,859
Commitments and contingencies (see Note 7)
Deficit
Common stock—$0.01 par value; 300,000,000 shares authorized, 170,605,906 issued and 82,556,847 outstanding at September 30, 2016 and December 31, 2015	1	1
Paid-in capital	526	526
Treasury stock, at cost—88,049,059 shares	(296)	(296)
Accumulated other comprehensive loss	(8)	(15)
Accumulated deficit	(2,633)	(2,692)
Total Hexion Inc. shareholder’s deficit	(2,410)	(2,476)
Noncontrolling interest	(1)	(1)
Total deficit	(2,411)	(2,477)
Total liabilities and deficit	$2,184	$2,382
See Notes to Condensed Consolidated Financial Statements

HEXION INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2016	2015	2016	2015
Net sales	$819	$1,065	$2,680	$3,231
Cost of sales	701	905	2,357	2,753
Gross profit	118	160	323	478
Selling, general and administrative expense	69	71	235	229
Gain on dispositions	—	—	(240)	—
Business realignment (income) costs	(3)	3	42	11
Other operating expense, net	7	12	6	22
Operating income	45	74	280	216
Interest expense, net	76	84	235	245
Gain on extinguishment of debt	(3)	(14)	(47)	(14)
Other non-operating expense (income), net	2	—	1	(1)
(Loss) income before income tax and (losses) earnings from unconsolidated entities	(30)	4	91	(14)
Income tax expense	16	1	40	28
(Loss) income before (losses) earnings from unconsolidated entities	(46)	3	51	(42)
(Losses) earnings from unconsolidated entities, net of taxes	(1)	4	8	13
Net (loss) income	$(47)	$7	$59	$(29)
See Notes to Condensed Consolidated Financial Statements

HEXION INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2016	2015	2016	2015
Net (loss) income	$(47)	$7	$59	$(29)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	7	(24)	8	(73)
Loss recognized from pension and postretirement benefits	—	—	(1)	—
Other comprehensive income (loss)	7	(24)	7	(73)
Comprehensive (loss) income	$(40)	$(17)	$66	$(102)
See Notes to Condensed Consolidated Financial Statements

HEXION INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(In millions)	2016	2015
Cash flows (used in) provided by operating activities
Net income (loss)	$59	$(29)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	101	102
Accelerated depreciation	127	—
Deferred tax expense	3	2
Gain on step acquisition	—	(5)
Gain on dispositions (see Notes 12 and 13)	(240)	—
Gain on extinguishment of debt (see Note 6)	(47)	(14)
Unrealized foreign currency (gains) losses	(40)	19
Other non-cash adjustments	3	3
Net change in assets and liabilities:
Accounts receivable	(88)	(30)
Inventories	(32)	14
Accounts payable	(35)	(25)
Income taxes payable	26	10
Other assets, current and non-current	(27)	13
Other liabilities, current and long-term	59	6
Net cash (used in) provided by operating activities	(131)	66
Cash flows provided by (used in) investing activities
Capital expenditures	(91)	(122)
Capitalized interest	(1)	—
Purchase of business, net of cash acquired	—	(7)
Proceeds from dispositions, net	281	—
Cash received on buyer’s note (see Note 12)	45	—
Proceeds from sale of assets, net	1	1
Proceeds from sale of investments, net	—	6
Change in restricted cash	(11)	8
Investment in affiliate	(1)	—
Net cash provided by (used in) investing activities	223	(114)
Cash flows (used in) provided by financing activities
Net short-term debt repayments	(13)	(1)
Borrowings of long-term debt	461	492
Repayments of long-term debt	(643)	(393)
Long-term debt and credit facility financing fees	—	(10)
Net cash (used in) provided by financing activities	(195)	88
Effect of exchange rates on cash and cash equivalents	1	(9)
(Decrease) increase in cash and cash equivalents	(102)	31
Cash and cash equivalents (unrestricted) at beginning of period	228	156
Cash and cash equivalents (unrestricted) at end of period	$126	$187
Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$210	$214
Income taxes, net	20	12
Non-cash investing activity:
Non-cash assumption of debt on step acquisition	$—	$18
Acceptance of buyer’s note (see Note 12)	$75	$—
See Notes to Condensed Consolidated Financial Statements

HEXION INC.
CONDENSED CONSOLIDATED STATEMENT OF DEFICIT (Unaudited)

(In millions)	Common Stock	Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Hexion Inc. Deficit	Noncontrolling Interest	Total
Balance at December 31, 2015	$1	$526	$(296)	$(15)	$(2,692)	$(2,476)	$(1)	$(2,477)
Net income	—	—	—	—	59	59	—	59
Other comprehensive income	—	—	—	7	—	7	—	7
Balance at September 30, 2016	$1	$526	$(296)	$(8)	$(2,633)	$(2,410)	$(1)	$(2,411)

See Notes to Condensed Consolidated Financial Statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In millions, except share data)
1. Background and Basis of Presentation
Based in Columbus, Ohio, Hexion Inc. (“Hexion” or the “Company”) serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries. The Company’s business is organized based on the products offered and the markets served. At September 30, 2016, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins.
The Company’s direct parent is Hexion LLC, a holding company and wholly owned subsidiary of Hexion Holdings LLC (“Hexion Holdings”), the ultimate parent entity of Hexion. Hexion Holdings is controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). Apollo may also be referred to as the Company’s owner.
The unaudited Condensed Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights and variable interest entities in which the Company is the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation. In the opinion of management, all adjustments consisting of normal, recurring adjustments considered necessary for a fair statement have been included. Results for the interim periods are not necessarily indicative of results for the entire year.
Year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the accompanying notes included in the Company’s most recent Annual Report on Form 10-K.
2. Summary of Significant Accounting Policies
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and also requires the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Subsequent Events—The Company has evaluated events and transactions subsequent to September 30, 2016 through the date of issuance of its unaudited Condensed Consolidated Financial Statements.
Recently Issued Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. The Company is currently assessing the potential impact of ASU 2014-09 on its financial statements.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. The requirements of ASU 2015-11 are not expected to have a significant impact on the Company’s financial statements.

In February 2016, the FASB issued Accounting Standards Board Update No. 2016-02: Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 supersedes the existing lease guidance in Topic 840. According to the new guidance, all leases, with limited scope exceptions, will be recorded on the balance sheet in the form of a liability to make lease payments (lease liability) and a right-of-use asset representing the right to use the underlying asset for the lease term. The guidance is effective for annual and interim periods beginning on or after December 15, 2018, and early adoption is permitted. Entities will be required to adopt ASU 2016-02 using a modified retrospective approach, whereby leases will be recognized and measured at the beginning of the earliest period presented. The Company is currently assessing the potential impact of ASU 2016-02 on its financial statements.

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-07: Simplifying the Transition to the Equity Method of Accounting (Topic 323) (“ASU 2016-07”) as part of the FASB simplification initiative. ASU 2016-07 eliminates the requirement that when an existing investment qualifies for use of the equity method, an investor adjust the investment, results of operations and retained earnings retroactively as if the equity method has been in effect in all previous periods that the investment had been held. Under the new guidance, the equity method investor is only required to adopt the equity method as of the date the investment qualifies for the equity method, with no retrospective adjustment required. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-07 are not expected to have a significant impact on the Company’s financial statements.

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-09: Improvements to Employee Share-Based Payment Accounting (Topic 718) (“ASU 2016-09”) as part of the FASB simplification initiative. ASU 2016-09 simplifies various aspects of share-based payment accounting, including the income tax consequences, classification of equity awards as either equity or liabilities and classification on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-09 are not expected to have a significant impact on the Company’s financial statements.

In August 2016, the FASB issued Accounting Standards Board Update No. 2016-15: Statement of Cash Flows (Topic 230) (“ASU 2016-15”) as part of the FASB simplification initiative. ASU 2016-15 provides guidance on treatment in the statement of cash flows for eight specific cash flow topics, with the objective of reducing existing diversity in practice. Of the eight cash flow topics addressed in the new guidance, the topics expected to have an impact on the Company include debt prepayment or debt extinguishment costs, proceeds from the settlement of insurance claims, treatment of restricted cash and distributions received from equity method investees. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period, and early adoption is permitted. The Company is currently assessing the potential impact of ASU 2016-15 on its financial statements.
3. Business Realignment Costs

Norco

In the first quarter of 2016, the Company announced a planned rationalization at its Norco, LA manufacturing facility within its Epoxy, Phenolic and Coating Resins segment, and production was ceased at this facility during the second quarter of 2016. During the three months ended June 30, 2016, Company recorded costs of $25 related to the early termination of certain contracts for utilities, site services, raw materials and other items related to this facility rationalization. During the three months ended September 30, 2016, these costs were reduced by $2 based on updated cost estimates and negotiations with vendors, resulting in total costs of $23 for these items during the nine months ended September 30, 2016. These costs are included in “Business realignment (income) costs” in the unaudited Condensed Consolidated Statements of Operations. As of September 30, 2016, $19 of these costs were included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets and $2 were included in “Other long-term liabilities.”

As a result of the Norco, LA facility rationalization, the estimated useful lives of certain long-lived assets related to this facility were shortened, and consequently, during the nine months ended September 30, 2016, the Company incurred $76 of accelerated depreciation related to these assets, which is included in “Cost of sales” in the unaudited Condensed Consolidated Statements of Operations.

In addition, at June 30, 2016 the Company recorded a conditional asset retirement obligation (“ARO”) of $30 related to certain contractually obligated future demolition, decontamination and repair costs associated with this facility rationalization. During the nine months ended September 30, 2016, the Company recorded an additional $30 of accelerated depreciation related to this ARO, which is also included in “Cost of sales” in the unaudited Condensed Consolidated Statements of Operations. During the three months ended September 30, 2016, this ARO liability was reduced by $11 as a result of revised cost estimates, primarily due to a reduction in the scope of expected future demolition. This $11 reduction in costs is included in “Business realignment (income) costs” in the unaudited Condensed Consolidated Statements of Operations for both the three and nine months ended September 30, 2016. As of September 30, 2016, $14 of the ARO liability was included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets and $2 was included in “Other long-term liabilities.”

Lastly, during the three and nine months ended September 30, 2016, the Company incurred additional costs of $3 and $13, respectively, related to abnormal production overhead, severance and other expenses to the facility closure. These costs are included in “Business realignment (income) costs” in the unaudited Condensed Consolidated Statements of Operations.

Oilfield

In addition, during the third quarter of 2016, the Company indefinitely idled two oilfield manufacturing facilities within its Epoxy, Phenolic and Coating Resins segment, and production was ceased at these facilities. As a result, the estimated useful lives of certain long-lived assets related to these facilities were shortened, and consequently, during the three months ended September 30, 2016, the Company incurred $21 of accelerated depreciation related to these assets, which is included in “Cost of sales” in the unaudited Condensed Consolidated Statements of Operations.

Other

Also included within “Business realignment (income) costs” in the unaudited Condensed Consolidated Statements of Operations for both the three and nine months ended September 30, 2016 are miscellaneous severance, environmental and other costs related to certain in-process cost reduction programs.
4. Related Party Transactions
Administrative Service, Management and Consulting Arrangement
The Company is subject to a Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) that renews on an annual basis, unless notice to the contrary is given by either party. Under the Management Consulting Agreement, the Company receives certain structuring and advisory services from Apollo and its affiliates. The Management Consulting Agreement provides indemnification to Apollo, its affiliates and their directors, officers and representatives for potential losses arising from these services. Apollo is entitled to an annual fee equal to the greater of $3 or 2% of the Company’s Adjusted EBITDA. Apollo elected to waive charges of any portion of the annual management fee due in excess of $3 for the calendar year 2016.
During the three months ended September 30, 2016 and 2015 and during the nine months ended September 30, 2016 and 2015, the Company recognized expense under the Management Consulting Agreement of $1 and $2, respectively. This amount is included in “Other operating expense, net” in the unaudited Condensed Consolidated Statements of Operations.
Transactions with MPM
Shared Services Agreement
On October 1, 2010, the Company entered into a shared services agreement with Momentive Performance Materials Inc. (“MPM”) (which, from October 1, 2010 through October 24, 2014, was a subsidiary of Hexion Holdings) (the “Shared Services Agreement”). Under this agreement, the Company provides to MPM, and MPM provides to the Company, certain services. The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between the Company and MPM. The Shared Services Agreement was renewed for one year starting October 2016 and is subject to termination by either the Company or MPM, without cause, on not less than 30 days’ written notice, and expires in October 2017 (subject to one-year renewals every year thereafter; absent contrary notice from either party).
On October 24, 2014, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party firm to assist the Shared Services Steering Committee with its annual review of billings and allocations.
Pursuant to the Shared Services Agreement, during the nine months ended September 30, 2016 and 2015, the Company incurred approximately $50 and $58, respectively, of net costs for shared services and MPM incurred approximately $38 and $49, respectively, of net costs for shared services. Included in the net costs incurred during the nine months ended September 30, 2016 and 2015, were net billings from the Company to MPM of $23 and $30, respectively, to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to the applicable agreed upon allocation percentage. The Company had accounts receivable from MPM of $5 and $7 as of September 30, 2016 and December 31, 2015, respectively, and no accounts payable to MPM.
Sales and Purchases of Products with MPM
The Company also sells products to, and purchases products from, MPM. During the three months ended September 30, 2016 and 2015, the Company sold less than $1 of products to MPM and purchased less than $1 of products from MPM. During the nine months ended September 30, 2016 and 2015, the Company sold less than $1 of products to MPM and purchased $1 and $3, respectively. As of both September 30, 2016 and December 31, 2015, the Company had less than $1 of accounts receivable from MPM and less than $1 of accounts payable to MPM.
Other Transactions with MPM
In April 2014, the Company purchased 100% of the interests in MPM’s Canadian subsidiary for a purchase price of approximately $12. As a part of the transaction the Company also entered into a non-exclusive distribution agreement with a subsidiary of MPM, whereby the Company acts as a distributor of certain MPM products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. The Company is compensated for acting as distributor at a rate of 2% of the net selling price of the related products sold. During both the three months ended September 30, 2016 and 2015, the Company purchased approximately $7 of products from MPM under this distribution agreement, and earned less than $1 from MPM as compensation for acting as distributor of the products. During both the nine months ended September 30, 2016 and 2015, the Company purchased approximately $21 of products from MPM under this distribution agreement, and earned less than $1 from MPM as compensation for acting as distributor of the products. As of both September 30, 2016 and December 31, 2015, the Company had $2 of accounts payable to MPM related to the distribution agreement.

Purchases and Sales of Products and Services with Apollo Affiliates Other than MPM
The Company sells products to various Apollo affiliates other than MPM. These sales were less than $1 and $8 for the three months ended September 30, 2016 and 2015, respectively, and $6 and $55 for the nine months ended September 30, 2016 and 2015, respectively. Accounts receivable from these affiliates were less than $1 at both September 30, 2016 and December 31, 2015. The Company also purchases raw materials and services from various Apollo affiliates other than MPM. These purchases were less than $1 and $1 for the three months ended September 30, 2016 and 2015, respectively, and less than $1 and $2 for the nine months ended September 30, 2016 and 2015, respectively. The Company had accounts payable to these affiliates of less than $1 at December 31, 2015.
Other Transactions and Arrangements
The Company sells finished goods to, and purchases raw materials from, a former foundry joint venture between the Company and HA-USA Inc. (“HAI”). The Company also provides toll-manufacturing and other services to HAI. On May 31, 2016, the Company sold its 50% investment in HAI to HA-USA Inc. (see Note 12), and as of June 1, 2016, HAI is no longer a related party. Previous to this sale, the Company’s investment in HAI was recorded under the equity method of accounting, and the related sales and purchases were not eliminated from the unaudited Condensed Consolidated Financial Statements. However, any profit on these transactions was eliminated in the unaudited Condensed Consolidated Financial Statements to the extent of the Company’s 50% interest in HAI.
Through the date of the sale of the Company’s investment in HAI to HA-USA Inc., sales and services provided to HAI were $26 and $56 for the nine months ended September 30, 2016 and 2015, respectively, and $17 for the three months ended September 30, 2015. There was $1 of accounts receivable from HAI at December 31, 2015. Purchases from HAI were $4 and $12 for the nine months ended September 30, 2016 and 2015, respectively, and $3 for the three months ended September 30, 2015. The Company had accounts payable to HAI of $1 at December 31, 2015. Additionally, HAI declared dividends to the Company of $4 and $14 for the nine months ended September 30, 2016 and 2015, respectively, and $5 for the three months ended September 30, 2015. No amounts remained outstanding related to these previously declared dividends at September 30, 2016.
The Company sells products and provides services to, and purchases products from, its other joint ventures which are recorded under the equity method of accounting. These sales were $4 and $9 for the three months ended September 30, 2016 and 2015, respectively, and $12 and $31 for the nine months ended September 30, 2016 and 2015, respectively. Accounts receivable from these joint ventures were $5 and $10 at September 30, 2016 and December 31, 2015, respectively. These purchases were $4 and less than $1 for the three months ended September 30, 2016 and 2015, respectively, and $10 and $25 for the nine months ended September 30, 2016 and 2015, respectively. The Company had accounts payable to these joint ventures of $1and $2 at September 30, 2016 and December 31, 2015, respectively.
The Company had a loan receivable of $6 and royalties receivable of $2 as of both September 30, 2016 and December 31, 2015 from its unconsolidated forest products joint venture in Russia.
5. Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•
Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements
As of September 30, 2016, the Company had derivative liabilities related to electricity, natural gas and foreign exchange contracts of $1, which were measured using Level 2 inputs, and consist of derivative instruments transacted primarily in over-the-counter markets. There were no transfers between Level 1, Level 2 or Level 3 measurements during the nine months ended September 30, 2016 or 2015.
The Company calculates the fair value of its Level 2 derivative liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At both September 30, 2016 and December 31, 2015, no adjustment was made by the Company to reduce its derivative liabilities for nonperformance risk.
When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.

Non-derivative Financial Instruments
The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
September 30, 2016
Debt	$3,585	$—	$3,089	$9	$3,098
December 31, 2015
Debt	$3,829	$—	$2,560	$10	$2,570
Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent capital leases whose fair value is determined through the use of present value and specific contract terms. The carrying amount and fair value of the Company’s debt is exclusive of unamortized deferred financing fees. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.
6. Debt Obligations
Debt outstanding at September 30, 2016 and December 31, 2015 is as follows:

	September 30, 2016		December 31, 2015
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
ABL Facility	$—	$—	$—	$—
Senior Secured Notes:
6.625% First-Priority Senior Secured Notes due 2020 (includes $4 of unamortized debt premium)	1,554	—	1,554	—
10.00% First-Priority Senior Secured Notes due 2020	315	—	315	—
8.875% Senior Secured Notes due 2018 (includes $1 and $2 of unamortized debt discount at September 30, 2016 and December 31, 2015, respectively)	760	—	995	—
9.00% Second-Priority Senior Secured Notes due 2020	574	—	574	—
Debentures:
9.2% debentures due 2021	74	—	74	—
7.875% debentures due 2023	189	—	189	—
Other Borrowings:
Australia Facility due 2017	27	4	29	3
Brazilian bank loans	15	30	5	42
Capital leases	8	1	9	1
Other	—	34	5	34
Unamortized debt issuance costs	(41)	—	(51)	—
Total	$3,475	$69	$3,698	$80

2016 Debt Transactions

During the three and nine months ended September 30, 2016, the Company repurchased $36 and $235, respectively, in face value of its 8.875% Senior Secured Notes due 2018 on the open market for cash of $33 and $187, respectively. These transactions resulted in gains of $3 and $47 for the three and nine months ended September 30, 2016, respectively, which represents the difference between the carrying value of the repurchased debt and the cash paid for the repurchases, less the proportionate amount of unamortized deferred financing fees and debt discounts that were written off in conjunction with the repurchases. These amounts are recorded in “Gain on debt extinguishment” in the unaudited Condensed Consolidated Statements of Operations.

Debt Maturities

The Company’s 8.875% Senior Secured Notes come due in full in February 2018. If the outstanding balance of these notes is greater than $50 as of November 2, 2017, the Company’s ABL Facility, which matures in March 2018, will accelerate and become immediately due and payable. While there can be no certainty with respect to timing, the Company expects to address the term of the ABL Facility and the remaining outstanding balance of the 8.875% Senior Secured Notes in advance of the maturity date of these notes and any potential acceleration of the ABL Facility and the Company expects that certain of such actions will be taken prior to the filing of its 2016 Form 10-K. The timing and amount of these transactions is dependent upon the Company’s ability to access the credit markets, conditions in the credit markets, cash generated from operations and the potential execution of additional alternatives the Company has available including the possible sales of certain non-core assets to raise additional funds. While the Company has been successful in accessing the credit markets on terms and in amounts adequate to meet its objectives in the past, and management is confident in its ability to execute these alternatives successfully, there can be no assurance that any of these outcomes will materialize on acceptable terms or at all. If the Company is unable to successfully address the remaining balance of its 8.875% Senior Secured Notes or extend the ABL, the maturing of these obligations could have a material adverse impact.
7. Commitments and Contingencies
Environmental Matters
The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.
Environmental Institution of Paraná IAP—On August 10, 2005, the Environmental Institute of Paraná (IAP), an environmental agency in the State of Paraná, provided Hexion Quimica Industria, the Company’s Brazilian subsidiary, with notice of an environmental assessment in the amount of 12 Brazilian reais. The assessment related to alleged environmental damages to the Paranagua Bay caused in November 2004 from an explosion on a shipping vessel carrying methanol purchased by the Company. The investigations performed by the public authorities have not identified any actions of the Company that contributed to or caused the accident. The Company responded to the assessment by filing a request to have it cancelled and by obtaining an injunction precluding execution of the assessment pending adjudication of the issue. In November 2010, the Court denied the Company’s request to cancel the assessment and lifted the injunction that had been issued. The Company responded to the ruling by filing an appeal in the State of Paraná Court of Appeals. In March 2012, the Company was informed that the Court of Appeals had denied the Company’s appeal, and on June 4, 2012 the Company filed appeals to the Superior Court of Justice and the Supreme Court of Brazil. In September 2016, the Superior Court of Justice decided that strict liability does not apply to administrative fines issued by environmental agencies and reversed the decision of the State of Paraná Court of Appeals. The Superior Court of Justice remanded the case back to the Court of Appeals to determine if the IAP met its burden of proving negligence by the Company. The Company continues to believe it has strong defenses against the validity of the assessment, and does not believe that a loss is probable. At September 30, 2016, the amount of the assessment, including tax, penalties, monetary correction and interest, is 50 Brazilian reais, or approximately $15.
The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at September 30, 2016 and December 31, 2015:

	Liability		Range of Reasonably Possible Costs at September 30, 2016
Site Description	September 30, 2016	December 31, 2015	Low	High
Geismar, LA	$14	$15	$9	$22
Superfund and offsite landfills – allocated share:
Less than 1%	—	1	—	2
Equal to or greater than 1%	7	7	5	13
Currently-owned	4	5	4	9
Formerly-owned:
Remediation	28	33	25	42
Monitoring only	1	—	—	1
Total	$54	$61	$43	$89
These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At September 30, 2016 and December 31, 2015, $11 and $13, respectively, have been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”

Following is a discussion of the Company’s environmental liabilities and the related assumptions at September 30, 2016:
Geismar, LA Site—The Company formerly owned a basic chemicals and polyvinyl chloride business that was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest, the general partner interest and the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations for soil and groundwater contamination at BCPOLP’s Geismar, Louisiana site. The Company bears the sole responsibility for these obligations because there are no other potentially responsible parties (“PRP”) or third parties from whom the Company could seek reimbursement.
A groundwater pump and treat system to remove contaminants is operational, and natural attenuation studies are proceeding. If closure procedures and remediation systems prove to be inadequate, or if additional contamination is discovered, costs that would approach the higher end of the range of possible outcomes could result.
Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 22 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 22 years, is approximately $20. Over the next five years, the Company expects to make ratable payments totaling $6.
Superfund Sites and Offsite Landfills—The Company is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.
The Company’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a more narrow range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The Company’s insurance provides very limited, if any, coverage for these environmental matters.
Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which ten sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The Company expects to pay approximately $5 of these liabilities within the next five years, with the remainder over the next ten years. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.
Formerly-Owned Sites—The Company is conducting, or has been identified as a PRP in connection with, environmental remediation at a number of locations that it formerly owned and/or operated. Remediation costs at these former sites, such as those associated with our former phosphate mining and processing operations, could be material. The Company has accrued those costs for formerly-owned sites which are currently probable and reasonably estimable. One such site is the Coronet Industries, Inc. Superfund Alternative Site in Plant City, Florida. The Company entered into a settlement agreement effective February 1, 2016 with Coronet Industries and another former site owner. Pursuant to the agreement, the Company agreed to pay $10 in fulfillment of the contribution claim against the Company for past remediation costs, payable in three annual installments, of which the first was paid during the nine months ended September 30, 2016. Additionally, the Company accepted a 40% allocable share of specified future remediation costs at this site. The Company estimates its allocable share of future remediation costs to be approximately $11. The final costs to the Company will depend on the method of remediation chosen, the amount of time necessary to accomplish remediation and the ongoing financial viability of the other PRPs. Currently, the Company has insufficient information to estimate the range of reasonably possible costs related to this site.
Monitoring Only Sites—The Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten or more years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.
Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.

Non-Environmental Legal Matters
The Company is involved in various legal proceedings in the ordinary course of business and had reserves of $2 and $4 at September 30, 2016 and December 31, 2015, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At September 30, 2016 and December 31, 2015, $1 and $3, respectively, has been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”
The Company is also involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company believes it has adequate reserves and that it is not reasonably possible that a loss exceeding amounts already reserved would be material. Furthermore, the Company has insurance to cover claims of these types.
8. Pension and Postretirement Benefit Plans
Following are the components of net pension and postretirement (benefit) expense recognized by the Company for the three and nine months ended September 30, 2016 and 2015:

	Pension Benefits				Non-Pension Postretirement Benefits
	Three Months Ended September 30,				Three Months Ended September 30,
	2016		2015		2016		2015
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Service cost	$1	$4	$1	$4	$—	$—	$—	$—
Interest cost on projected benefit obligation	2	3	2	3	—	—	—	—
Expected return on assets	(4)	(3)	(4)	(3)	—	—	—	—
Net (benefit) expense	$(1)	$4	$(1)	$4	$—	$—	$—	$—

	Pension Benefits				Non-Pension Postretirement Benefits
	Nine Months Ended September 30,				Nine Months Ended September 30,
	2016		2015		2016		2015
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Service cost	$3	$11	$3	$12	$—	$—	$—	$—
Interest cost on projected benefit obligation	6	8	7	8	—	1	—	1
Expected return on assets	(11)	(8)	(12)	(9)	—	—	—	—
Amortization of prior service benefit	—	—	—	—	(1)	—	—	—
Net (benefit) expense	$(2)	$11	$(2)	$11	$(1)	$1	$—	$1
9. Segment Information
The Company’s business segments are based on the products that the Company offers and the markets that it serves. At September 30, 2016, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins. A summary of the major products of the Company’s reportable segments follows:

•
Epoxy, Phenolic and Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates and phenolic specialty resins and molding compounds

•	Forest Products Resins: forest products resins and formaldehyde applications

Reportable Segments
Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, foreign exchange gains and losses and legacy company costs not allocated to continuing segments.

Net Sales (1):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Epoxy, Phenolic and Coating Resins	$476	$669	$1,664	$2,026
Forest Products Resins	343	396	1,016	1,205
Total	$819	$1,065	$2,680	$3,231
(1)     Intersegment sales are not significant and, as such, are eliminated within the selling segment.
Segment EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Epoxy, Phenolic and Coating Resins	$64	$92	$230	$265
Forest Products Resins	65	59	184	182
Corporate and Other	(17)	(18)	(50)	(54)
Total	$112	$133	$364	$393
Reconciliation of Segment EBITDA to Net (Loss) Income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$64	$92	$230	$265
Forest Products Resins	65	59	184	182
Corporate and Other	(17)	(18)	(50)	(54)
Total	$112	$133	$364	$393

Reconciliation:
Items not included in Segment EBITDA:
Business realignment income (costs)	$3	$(3)	$(42)	$(11)
Gain on dispositions	—	—	240	—
Gain on extinguishment of debt	3	14	47	14
Realized and unrealized foreign currency (losses) gains	(6)	(14)	3	(17)
Other	(16)	(4)	(50)	(33)
Total adjustments	(16)	(7)	198	(47)
Interest expense, net	(76)	(84)	(235)	(245)
Income tax expense	(16)	(1)	(40)	(28)
Depreciation and amortization	(30)	(34)	(101)	(102)
Accelerated depreciation	(21)	—	(127)	—
Net (loss) income	$(47)	$7	$59	$(29)

Items Not Included in Segment EBITDA
Not included in Segment EBITDA are certain non-cash items and other income and expenses. For the three and nine months ended September 30, 2016, these items primarily include certain professional fees related to strategic projects and expenses from retention programs. For the three and nine months ended September 30, 2015, these items primarily include expenses from retention programs, losses on the disposal of assets, certain professional fees related to strategic projects and a gain on a step acquisition. Business realignment costs for the three and nine months ended September 30, 2016 primarily include costs related to the planned facility rationalizations within the Epoxy, Phenolic and Coating Resins segment and costs related to certain in-process cost reduction programs. Business realignment costs for the three and nine months ended September 30, 2015 include costs related to certain in-process cost reduction programs.

10. Summarized Financial Information of Unconsolidated Affiliate
Summarized financial information of the unconsolidated affiliate HAI for the nine months ended September 30, 2016 and 2015 is as follows:

	Nine Months Ended September 30,
	2016 (1)	2015
Net sales	$59	$120
Gross profit	25	47
Pre-tax income	14	26
Net income	14	25

(1)	Amounts for the nine months ended September 30, 2016 represent activity through May 31, 2016, the date on which the Company sold its 50% interest in HAI (see Note 12).
11. Changes in Accumulated Other Comprehensive Loss
Following is a summary of changes in “Accumulated other comprehensive loss” for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended September 30, 2016			Three Months Ended September 30, 2015
	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Beginning balance	$3	$(18)	$(15)	$4	$20	$24
Other comprehensive income (loss) before reclassifications, net of tax	—	7	7	—	(24)	(24)
Ending balance	$3	$(11)	$(8)	$4	$(4)	$—

	Nine Months Ended September 30, 2016			Nine Months Ended September 30, 2015
	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Beginning balance	$4	$(19)	$(15)	$4	$69	$73
Other comprehensive (loss) income before reclassifications, net of tax	(1)	8	7	—	(73)	(73)
Ending balance	$3	$(11)	$(8)	$4	$(4)	$—
12. HAI Disposition
On May 31, 2016, the Company sold its 50% interest in HA-International, LLC (“HAI”), a joint venture within the Epoxy, Phenolic and Coating Resins segment serving the North American foundry industry, to its joint venture partner HA-USA, Inc., for a purchase price of $136, which includes $2 representing the Company’s 50% share of HAI’s cash balance at closing. Sale proceeds consisted of $61 in cash and a $75 buyer’s note issued by HA-USA, Inc. to the Company. As of September 30, 2016, $45 of cash has been received on the buyer’s note and $30 remains outstanding, which is recorded in “Other current assets” in the unaudited Condensed Consolidated Balance Sheets. The Company recognized a gain on this disposition of $120, which is recorded as a component of “Gain on dispositions” in the unaudited Condensed Consolidated Statements of Operations.
13. PAC Disposition

On June 30, 2016, the Company completed the sale of its Performance Adhesives, Powder Coatings, Additives & Acrylic Coatings and Monomers (“PAC”) businesses pursuant to the terms of a Purchase Agreement with Synthomer plc (the “Buyer”) dated March 18, 2016. The PAC business includes manufacturing sites in Sokolov, Czech Republic; Sant’Albano, Italy; Leuna, Germany; Ribecourt, France; Asua, Spain; Roebuck, South Carolina; and Chonburi, Thailand. PAC produces resins, polymers, monomers and additives that provide enhanced performance for adhesives, sealants, paints, coatings, mortars and cements used primarily in consumer, industrial and building and construction applications. The employment relationships with the employees at these facilities, the PAC management team and other employees affiliated with PAC have been transferred to the Buyer in connection with the sale. Neither the Company nor any of its officers and directors, or associates of such persons, have any material relationship with the Buyer.

The Company received gross cash consideration for the PAC business in the amount of $226, less approximately $6 relating to liabilities, net of cash and estimated working capital, that transferred to the Buyer as part of the Purchase Agreement. A subsequent post-closing adjustment to the purchase price of less than $1 was made in accordance with the Purchase Agreement. The Company recorded a gain on this disposition of $120, which is recorded in “Gain on dispositions” in the unaudited Condensed Consolidated Statements of Operations.

The PAC Business generated annual sales of approximately $370 in 2015, and was reported within the Epoxy, Phenolic and Coating Resins segment. The PAC Business had pre-tax income of $14 for the nine months ended September 30, 2016, which is reported as a component of “(Loss) income before income tax and earnings from unconsolidated entities” in the unaudited Condensed Consolidated Statements of Operations.

As part of this transaction, the Company is currently providing certain transitional services to the Buyer for an initial period of up to six months pursuant to a Transitional Services Agreement, which may be extended an additional three months by the Buyer, and potentially longer by mutual agreement of the parties. The purpose of these services is to provide short-term assistance to the Buyer in assuming the operations of the PAC business. These services do not confer to the Company the ability to influence the operating or financial policies of the PAC business under its new ownership.

14. Income Taxes

The effective tax rate was (53)% and 25% for the three months ended September 30, 2016 and 2015, respectively. The effective tax rate was 44% and (200)% for the nine months ended September 30, 2016 and 2015, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which we operate, as well as the recording of an income tax contingency liability related to ongoing foreign jurisdictional matters. The effective tax rates were also impacted by operating gains and losses generated in jurisdictions where no tax expense or benefit was recognized due to the maintenance of a full valuation allowance.

For the three and nine months ended September 30, 2016 and 2015, income tax expense relates primarily to income from certain foreign operations. In the third quarter of 2016, the Company recorded an income tax contingency liability related to ongoing foreign jurisdictional matters. In 2016, the income tax expense related to the gain on dispositions was substantially reduced by net operating loss utilization which was offset by a decrease to the respective valuation allowances. In 2015, losses in the United States and certain foreign jurisdictions had no impact on income tax expense as no tax benefit was recognized due to the maintenance of a full valuation allowance.
15. Guarantor/Non-Guarantor Subsidiary Financial Information
The Company’s 6.625% First-Priority Senior Secured Notes due 2020, 10.00% First-Priority Senior Secured Notes due 2020, 8.875% Senior Secured Notes due 2018 and 9.00% Second-Priority Senior Secured Notes due 2020 are guaranteed by certain of its U.S. subsidiaries.
The following information contains the condensed consolidating financial information for Hexion Inc. (the parent), the combined subsidiary guarantors (Hexion Investments Inc.; Borden Chemical Foundry, LLC; Lawter International, Inc.; HSC Capital Corporation; Hexion International Inc.; Hexion CI Holding Company (China) LLC; NL COOP Holdings LLC and Oilfield Technology Group, Inc.) and the combined non-guarantor subsidiaries, which includes all of the Company’s foreign subsidiaries.
All of the subsidiary guarantors are 100% owned by Hexion Inc. All guarantees are full and unconditional, and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries by dividend or loan. While the Company’s Australian, New Zealand and Brazilian subsidiaries are restricted in the payment of dividends and intercompany loans due to the terms of their credit facilities, there are no material restrictions on the Company’s ability to obtain cash from the remaining non-guarantor subsidiaries.
These financial statements are prepared on the same basis as the consolidated financial statements of the Company except that investments in subsidiaries are accounted for using the equity method for purposes of the consolidating presentation. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.
This information includes allocations of corporate overhead to the combined non-guarantor subsidiaries based on net sales. Income tax expense has been provided on the combined non-guarantor subsidiaries based on actual effective tax rates.

HEXION INC.
SEPTEMBER 30, 2016
CONDENSED CONSOLIDATING BALANCE SHEET (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $0 and $19, respectively)	$49	$—	$96	$—	$145
Accounts receivable, net	140	1	357	—	498
Intercompany accounts receivable	115	—	38	(153)	—
Intercompany loans receivable - current portion	27	—	144	(171)	—
Inventories:
Finished and in-process goods	90	—	131	—	221
Raw materials and supplies	35	—	63	—	98
Other current assets	42	—	38	—	80
Total current assets	498	1	867	(324)	1,042
Investment in unconsolidated entities	79	6	18	(86)	17
Deferred income taxes	—	—	10	—	10
Other assets, net	15	6	22	—	43
Intercompany loans receivable	1,080	—	214	(1,294)	—
Property and equipment, net	444	—	448	—	892
Goodwill	66	—	58	—	124
Other intangible assets, net	43	—	13	—	56
Total assets	$2,225	$13	$1,650	$(1,704)	$2,184
Liabilities and Deficit
Current liabilities:
Accounts payable	$106	$—	$205	$—	$311
Intercompany accounts payable	38	—	115	(153)	—
Debt payable within one year	8	—	61	—	69
Intercompany loans payable within one year	144	—	27	(171)	—
Interest payable	95	—	1	—	96
Income taxes payable	22	—	2	—	24
Accrued payroll and incentive compensation	23	—	35	—	58
Other current liabilities	104	—	56	—	160
Total current liabilities	540	—	502	(324)	718
Long-term liabilities:
Long-term debt	3,430	—	45	—	3,475
Intercompany loans payable	210	6	1,078	(1,294)	—
Accumulated losses of unconsolidated subsidiaries in excess of investment	313	86	—	(399)	—
Long-term pension and post employment benefit obligations	41	—	183	—	224
Deferred income taxes	(3)	—	17	—	14
Other long-term liabilities	104	—	60	—	164
Advance from affiliates	—	—	—	—	—
Total liabilities	4,635	92	1,885	(2,017)	4,595
Total Hexion Inc. shareholder’s deficit	(2,410)	(79)	(234)	313	(2,410)
Noncontrolling interest	—	—	(1)	—	(1)
Total deficit	(2,410)	(79)	(235)	313	(2,411)
Total liabilities and deficit	$2,225	$13	$1,650	$(1,704)	$2,184

HEXION INC.
DECEMBER 31, 2015
CONDENSED CONSOLIDATING BALANCE SHEET

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $0 and $8, respectively)	$62	$—	$174	$—	$236
Accounts receivable, net	115	1	334	—	450
Intercompany accounts receivable	132	—	154	(286)	—
Intercompany loans receivable	—	—	174	(174)	—
Inventories:
Finished and in-process goods	97	—	121	—	218
Raw materials and supplies	34	—	56	—	90
Other current assets	29	—	24	—	53
Total current assets	469	1	1,037	(460)	1,047
Investment in unconsolidated entities	117	28	21	(130)	36
Deferred income taxes	—	—	13	—	13
Other long-term assets	21	6	21	—	48
Intercompany loans receivable	1,269	6	108	(1,383)	—
Property and equipment, net	559	—	492	—	1,051
Goodwill	65	—	57	—	122
Other intangible assets, net	49	—	16	—	65
Total assets	$2,549	$41	$1,765	$(1,973)	$2,382
Liabilities and Deficit
Current liabilities:
Accounts payable	$148	$—	$238	$—	$386
Intercompany accounts payable	154	—	132	(286)	—
Debt payable within one year	6	—	74	—	80
Intercompany loans payable within one year	174	—	—	(174)	—
Interest payable	80	—	2	—	82
Income taxes payable	7	—	8	—	15
Accrued payroll and incentive compensation	43	—	35	—	78
Other current liabilities	73	—	50	—	123
Total current liabilities	685	—	539	(460)	764
Long term liabilities:
Long-term debt	3,656	—	42	—	3,698
Intercompany loans payable	93	6	1,284	(1,383)	—
Accumulated losses of unconsolidated subsidiaries in excess of investment	429	130	—	(559)	—
Long-term pension and post employment benefit obligations	45	—	179	—	224
Deferred income taxes	6	—	6	—	12
Other long-term liabilities	111	—	50	—	161
Total liabilities	5,025	136	2,100	(2,402)	4,859
Total Hexion Inc. shareholder’s deficit	(2,476)	(95)	(334)	429	(2,476)
Noncontrolling interest	—	—	(1)	—	(1)
Total deficit	(2,476)	(95)	(335)	429	(2,477)
Total liabilities and deficit	$2,549	$41	$1,765	$(1,973)	$2,382

HEXION INC.
THREE MONTHS ENDED SEPTEMBER 30, 2016
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$356	$—	$507	$(44)	$819
Cost of sales	325	—	420	(44)	701
Gross profit	31	—	87	—	118
Selling, general and administrative expense	30	—	39	—	69
Business realignment (income) costs	(7)	—	4	—	(3)
Other operating expense (income), net	10	6	(9)	—	7
Operating (loss) income	(2)	(6)	53	—	45
Interest expense, net	74	—	2	—	76
Intercompany interest (income) expense, net	(18)	—	18	—	—
Gain on extinguishment of debt	(3)	—	—	—	(3)
Other non-operating (income) expense, net	(5)	—	7	—	2
(Loss) income before income tax and earnings (losses) from unconsolidated entities	(50)	(6)	26	—	(30)
Income tax expense	9	—	7	—	16
(Loss) income before earnings (losses) from unconsolidated entities	(59)	(6)	19	—	(46)
Earnings (losses) from unconsolidated entities, net of taxes	12	(1)	—	(12)	(1)
Net (loss) income	$(47)	$(7)	$19	$(12)	$(47)
Comprehensive (loss) income	$(40)	$(7)	$26	$(19)	$(40)

HEXION INC.
THREE MONTHS ENDED SEPTEMBER 30, 2015
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$433	$—	$675	$(43)	$1,065
Cost of sales	384	—	564	(43)	905
Gross profit	49	—	111	—	160
Selling, general and administrative expense	29	—	42	—	71
Business realignment costs	1	—	2	—	3
Other operating expense, net	5	—	7	—	12
Operating income	14	—	60	—	74
Interest expense, net	81	—	3	—	84
Intercompany interest (income) expense, net	(20)	(1)	21	—	—
Gain on extinguishment of debt	(14)	—	—	—	(14)
Other non-operating (income) expense, net	(1)	—	1	—	—
(Loss) income before income tax and earnings from unconsolidated entities	(32)	1	35	—	4
Income tax expense	1	—	—	—	1
(Loss) income before earnings from unconsolidated entities	(33)	1	35	—	3
Earnings from unconsolidated entities, net of taxes	40	17	—	(53)	4
Net income	$7	$18	$35	$(53)	$7
Comprehensive (loss) income	$(17)	$17	$20	$(37)	$(17)

HEXION INC.
NINE MONTHS ENDED SEPTEMBER 30, 2016
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$1,119	$—	$1,701	$(140)	$2,680
Cost of sales	1,080	—	1,417	(140)	2,357
Gross profit	39	—	284	—	323
Selling, general and administrative expense	109	—	126	—	235
Gain on dispositions	(188)	—	(52)	—	(240)
Business realignment costs	31	—	11	—	42
Other operating expense (income), net	14	6	(14)	—	6
Operating income (loss)	73	(6)	213	—	280
Interest expense, net	227	—	8	—	235
Intercompany interest (income) expense, net	(55)	—	55	—	—
Gain on extinguishment of debt	(47)	—	—	—	(47)
Other non-operating (income) expense, net	(16)	—	17	—	1
(Loss) income before income tax and earnings from unconsolidated entities	(36)	(6)	133	—	91
Income tax expense	5	—	35	—	40
(Loss) income before earnings from unconsolidated entities	(41)	(6)	98	—	51
Earnings from unconsolidated entities, net of taxes	100	45	2	(139)	8
Net income	$59	$39	$100	$(139)	$59
Comprehensive income	$66	$39	$100	$(139)	$66

HEXION INC.
NINE MONTHS ENDED SEPTEMBER 30, 2015
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$1,341	$—	$2,030	$(140)	$3,231
Cost of sales	1,187	—	1,706	(140)	2,753
Gross profit	154	—	324	—	478
Selling, general and administrative expense	89	—	140	—	229
Business realignment costs	4	—	7	—	11
Other operating expense, net	9	—	13	—	22
Operating income	52	—	164	—	216
Interest expense, net	239	—	6	—	245
Intercompany interest (income) expense, net	(60)	(1)	61	—	—
Gain on extinguishment of debt	(14)	—	—	—	(14)
Other non-operating expense (income), net	68	—	(69)	—	(1)
(Loss) income before income tax and earnings from unconsolidated entities	(181)	1	166	—	(14)
Income tax (benefit) expense	(1)	—	29	—	28
(Loss) income before earnings from unconsolidated entities	(180)	1	137	—	(42)
Earnings from unconsolidated entities, net of taxes	151	95	—	(233)	13
Net (loss) income	$(29)	$96	$137	$(233)	$(29)
Comprehensive (loss) income	$(102)	$96	$102	$(198)	$(102)

HEXION INC.
NINE MONTHS ENDED SEPTEMBER 30, 2016
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Hexion Inc.		Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries		Eliminations	Consolidated
Cash flows (used in) provided by operating activities	$(198)		$4	$67		$(4)	$(131)
Cash flows provided by (used in) investing activities
Capital expenditures	(47)		—	(44)		—	(91)
Capitalized interest	(1)		—	—		—	(1)
Proceeds from dispositions, net	146		—	135		—	281
Cash received on buyer’s note	45		—	—		—	45
Proceeds from sale of assets, net	—		—	1		—	1
Change in restricted cash	—		—	(11)		—	(11)
Capital contribution to subsidiary	(13)		(9)	—		22	—
Investment in unconsolidated affiliates, net	(1)		—	—		—	(1)
Return of capital from subsidiary from sales of accounts receivable	70	(a)	—	—		(70)	—
	199		(9)	81		(48)	223
Cash flows (used in) provided by financing activities
Net short-term debt borrowings (repayments)	2		—	(15)		—	(13)
Borrowings of long-term debt	280		—	181		—	461
Repayments of long-term debt	(467)		—	(176)		—	(643)
Net intercompany loan borrowings (repayments)	171		—	(171)		—	—
Capital contributions	—		9	13		(22)	—
Common stock dividends paid	—		(4)	—		4	—
Return of capital to parent from sales of accounts receivable	—		—	(70)	(a)	70	—
	(14)		5	(238)		52	(195)
Effect of exchange rates on cash and cash equivalents	—		—	1		—	1
Decrease in cash and cash equivalents	(13)		—	(89)		—	(102)
Cash and cash equivalents (unrestricted) at beginning of period	62		—	166		—	228
Cash and cash equivalents (unrestricted) at end of period	$49		$—	$77		$—	$126

(a)
During the nine months ended September 30, 2016, Hexion Inc. contributed receivables of $70 to a non-guarantor subsidiary as capital contributions, resulting in a non-cash transaction. During the nine months ended September 30, 2016, the non-guarantor subsidiary sold the contributed receivables to certain banks under various supplier financing agreements. The cash proceeds were returned to Hexion Inc. by the non-guarantor subsidiary as a return of capital. The sale of receivables has been included within cash flows from operating activities on the Combined non-guarantor subsidiaries. The return of the cash proceeds from the sale of receivables has been included as a financing outflow and an investing inflow on the Combined Non-Guarantor Subsidiaries and Hexion Inc., respectively.

HEXION INC.
NINE MONTHS ENDED SEPTEMBER 30, 2015
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Hexion Inc.		Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries		Eliminations	Consolidated
Cash flows (used in) provided by operating activities	$(255)		$14	$321		$(14)	$66
Cash flows provided by (used in) investing activities
Capital expenditures	(63)		—	(59)		—	(122)
Purchase of business, net of cash acquired	—		—	(7)		—	(7)
Proceeds from sale of investments, net	—		—	6		—	6
Proceeds from sale of assets	—		—	1		—	1
Change in restricted cash	—		—	8		—	8
Capital contribution to subsidiary	(13)		(8)	—		21	—
Return of capital from subsidiary from sales of accounts receivable	227	(a)	—	—		(227)	—
	151		(8)	(51)		(206)	(114)
Cash flows provided by (used in) financing activities
Net short-term debt borrowings (repayments)	3		—	(4)		—	(1)
Borrowings of long-term debt	470		—	22		—	492
Repayments of long-term debt	(354)		—	(39)		—	(393)
Net intercompany loan borrowings (repayments)	17		—	(17)		—	—
Capital contributions	—		8	13		(21)	—
Long-term debt and credit facility financing fees	(10)		—	—		—	(10)
Common stock dividends paid	—		(14)	—		14	—
Return of capital to parent from sales of accounts receivable	—		—	(227)	(a)	227	—
	126		(6)	(252)		220	88
Effect of exchange rates on cash and cash equivalents	—		—	(9)		—	(9)
Increase in cash and cash equivalents	22		—	9		—	31
Cash and cash equivalents (unrestricted) at beginning of period	23		—	133		—	156
Cash and cash equivalents (unrestricted) at end of period	$45		$—	$142		$—	$187

(a)
During the nine months ended September 30, 2015, Hexion Inc. contributed receivables of $227 to a non-guarantor subsidiary as capital contributions, resulting in a non-cash transaction. During the nine months ended September 30, 2015, the non-guarantor subsidiary sold the contributed receivables to certain banks under various supplier financing agreements. The cash proceeds were returned to Hexion Inc. by the non-guarantor subsidiary as a return of capital. The sale of receivables has been included within cash flows from operating activities on the Combined non-guarantor subsidiaries. The return of the cash proceeds from the sale of receivables has been included as a financing outflow and an investing inflow on the Combined Non-Guarantor Subsidiaries and Hexion Inc., respectively.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations (dollar amounts in millions)
The following commentary should be read in conjunction with the audited Consolidated Financial Statements and the accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s most recent Annual Report on Form 10-K.
Within the following discussion, unless otherwise stated, “the third quarter of 2016” refers to the three months ended September 30, 2016, “the third quarter of 2015” refers to the three months ended September 30, 2015, “the first nine months of 2016” refers to the nine months ended September 30, 2016 and “the first nine months of 2015” refers to the nine months ended September 30, 2015.
Forward-Looking and Cautionary Statements
Certain statements in this report, including without limitation, certain statements made under the caption “Overview and Outlook,” are forward-looking statements within the meaning of and made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, our management may from time to time make oral forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “plan,” “estimate,” “may,” “will,” “could,” “should,” “seek” or “intend” and similar expressions. Forward-looking statements reflect our current expectations and assumptions regarding our business, the economy and other future events and conditions and are based on currently available financial, economic and competitive data and our current business plans. Actual results could vary materially depending on risks and uncertainties that may affect our operations, markets, services, prices and other factors as discussed in the Risk Factors section of this report and our other filings with the Securities and Exchange Commission (the “SEC”). While we believe our assumptions are reasonable, we caution you against relying on any forward-looking statements as it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a weakening of global economic and financial conditions, interruptions in the supply of or increased cost of raw materials, the loss of, or difficulties with the further realization of, cost savings in connection with our strategic initiatives, including transactions with our affiliate, Momentive Performance Materials Inc., the impact of our substantial indebtedness, our failure to comply with financial covenants under our credit facilities or other debt, pricing actions by our competitors that could affect our operating margins, changes in governmental regulations and related compliance and litigation costs and the other factors listed in the Risk Factors section of this report and in our other SEC filings. For a more detailed discussion of these and other risk factors, see the Risk Factors section of this report and our most recent filings made with the SEC. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The forward-looking statements made by us speak only as of the date on which they are made. Factors or events that could cause our actual results to differ may emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.
Overview and Outlook
Business Overview
We are a large participant in the specialty chemicals industry, and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We provide a broad array of thermosets and associated technologies and have significant market positions in all of the key markets that we serve.
Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as wind energy and electrical composites. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, wind energy, aviation, electronics, architectural, civil engineering, repair/remodeling and oil and gas drilling. Key drivers for our business include general economic and industrial conditions, including housing starts, auto build rates and active oil and gas drilling rigs. In addition, due to the nature of our products and the markets we serve, competitor capacity constraints and the availability of similar products in the market may impact our results. As is true for many industries, our financial results are impacted by the effect on our customers of economic upturns or downturns, as well as by the impact on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes. As a result, factors that impact their industries can and have significantly affected our results.
Through our worldwide network of strategically located production facilities, we serve more than 4,100 customers in approximately 100 countries. Our global customers include large companies in their respective industries, such as 3M, Akzo Nobel, BASF, Bayer, Dow, Louisiana Pacific, Monsanto, Owens Corning, PPG Industries, Valspar and Weyerhaeuser.
Reportable Segments
Our business segments are based on the products that we offer and the markets that we serve. At September 30, 2016, we had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins. A summary of the major products of our reportable segments follows:

•
Epoxy, Phenolic and Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates, phenolic specialty resins and molding compounds, polyester resins and vinylic resins

•	Forest Products Resins: forest products resins and formaldehyde applications

2016 Overview
Following are highlights from our results of operations for the nine months ended September 30, 2016 and 2015:

	2016	2015	$ Change	% Change
Statements of Operations:
Net sales	$2,680	$3,231	$(551)	(17)%
Gross profit	323	478	(155)	(32)%
Operating income	280	216	64	30%
Income (loss) before income tax	91	(14)	105	750%
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$230	$265	$(35)	(13)%
Forest Products Resins	184	182	2	1%
Corporate and Other	(50)	(54)	4	7%
Total	$364	$393	$(29)	(7)%

•
Net Sales—Net sales for the first nine months of 2016 were $2.7 billion, a decrease of 17% compared with $3.2 billion in the first nine months of 2015. The decline in net sales was primarily driven by continued lower oil and raw material prices, which has led to lower demand and volumes in our oilfield business and an overall reduction in selling prices across many of our businesses due to the pass through of raw material cost reductions to our customers. The absence of net sales from our PAC Business in the third quarter of 2016, due to the sale of this business in the second quarter of 2016, further contributed $99 to the overall decrease. Additionally, the continued economic downturn in Brazil negatively impacted volumes in our Latin American forest products resins business. These decreases were partially offset by increases in our specialty epoxy business, driven by increased demand in the Chinese and European wind energy markets. Lastly, the strengthening of the U.S. dollar against most other currencies continued to negatively impact our results. On a constant currency basis, net sales would have decreased by 15%.

•
Segment EBITDA—For the first nine months of 2016, Segment EBITDA was $364, a decrease of 7% compared with $393 in the first nine months of 2015. The reduction in Segment EBITDA was primarily driven by volume decreases in our oilfield and Latin American forest products resins business and margin decreases in our base epoxy business and $15 due to the absence of the PAC business and HAI from our third quarter 2016 results. These reductions were partially offset by growth in our specialty epoxy business, cost efficiencies related to our new North American formaldehyde plants and the rationalization at our Norco, LA manufacturing facility and increases in raw materiality productivity across many of our businesses. Additionally, the strengthening of the U.S. dollar against most other currencies negatively impacted our Segment EBITDA results. On a constant currency basis, Segment EBITDA would have decreased by 5%.

•
Sale of PAC Business—In May 2016, we completed the sale of our Performance Adhesives, Powder Coatings, Additives & Acrylic Coatings and Monomers businesses (“PAC Business”) to Synthomer plc (the “Buyer”) for a purchase price of approximately $226, less approximately $6 relating to liabilities, net of cash and estimated working capital, that transferred to the Buyer as part of the Purchase Agreement.

•
Sale of HAI Joint Venture Interest—In May 2016, we sold our 50% interest in HA-International, LLC (“HAI”), a joint venture serving the North American foundry industry, to our joint venture partner HA-USA, Inc for a purchase price of $136, which includes $2 representing our 50% share of HAI’s cash balance at closing. HAI continues a strategic sourcing arrangement with our Louisville, KY site.

•
Restructuring and Cost Reduction Programs—In the first nine months of 2016, we have achieved $17 in cost savings related to our ongoing productivity and cost reduction programs. As of September 30, 2016, we have approximately $37 of total in-process cost savings related to these programs, the majority of which we expect to be achieved over the next 12 to 18 months.

•
Norco, LA Facility Rationalization—One of the above identified cost reduction projects is a planned facility rationalization at our Norco, LA manufacturing facility, where we ceased production during the second quarter of 2016. We anticipate that this facility rationalization will generate approximately $20 in annual cost savings once completed. As a result, the estimated useful lives of certain long-lived assets related to this facility have been shortened, and we incurred $76 of accelerated depreciation in the first nine months of 2016 related to these items. Additionally, in the third quarter of 2016, we reduced our conditional asset retirement obligation (“ARO”) related to certain contractually obligated future demolition, decontamination and repair costs associated with this facility by $11 due primarily to a reduction in the scope of expected future demolition. We expect these liabilities will result in cash outflows over the next approximately 12 to 18 months.

•
Growth Initiatives—In February 2016, we completed construction of our formaldehyde plant in Luling, LA. The completion of this facility, combined with the 2015 expansions of our forest products resins manufacturing facility in Curitiba, Brazil and our formaldehyde manufacturing facility in Geismar, LA, provides us with additional capacity to support expected long-term growth in these businesses and regions.

Short-term Outlook
During the remainder of 2016 and into 2017, we expect demand in our North American Forest products resins business to continue to improve due to modest year-over-year growth in U.S. housing starts. Additionally, we expect the incremental capacity created by the newly completed formaldehyde plants in North America to drive volume increases in this business in the remainder of 2016 and going forward. We expect these increases to be partially offset by weak demand in Latin America, driven by the Brazilian economic downturn, which will continue to negatively impact our Latin American forest products resins business.
While we anticipate flat demand in Europe, we expect volumes in our European versatic acids business to continue to improve from the resolution of the supplier disruption that impacted these businesses during the first half of 2015. We also expect our phenolic resins business to continue to benefit from the acquisition of the remaining 50% of our previous Chinese joint venture. Additionally, although the wind energy market in China remains strong, we anticipate slower demand and some volatility in our epoxy specialty business during the remainder of the year and into 2017. Lastly, we expect our base epoxy business to continue to benefit from our restructuring initiatives, but remain below historical levels of profitability due to an extremely competitive market.
We expect improved results in our oilfield business due to recent cost actions, but also expect demand to remain depressed in this business into 2017. Given the current economic conditions in the oil and gas markets, we regularly monitor the carrying value of assets in our oilfield business. In addition, we expect raw material price volatility to continue into 2017, as a substantial number of our raw material inputs are petroleum-based and their prices fluctuate with the price of oil.
Lastly, we anticipate that a strong U.S. dollar could continue to pressure our results.
Matters Impacting Comparability of Results
Dispositions of PAC Business and HAI Joint Venture Interest
As discussed above, during the second quarter of 2016, we completed the sales of both our PAC Business and our 50% interest in the HAI joint venture. As a result, when comparing 2016 to 2015, our results in the third quarter of 2016 exclude these divested businesses, while our results in the third quarter of 2015 include net sales of $99 and Segment EBITDA of $15 related to these divested businesses.
Raw Material Prices
Raw materials comprise approximately 70% of our cost of sales. The three largest raw materials used in our production processes are phenol, methanol and urea. These materials represent about half of our total raw material costs. Fluctuations in energy costs, such as volatility in the price of crude oil and related petrochemical products, as well as the cost of natural gas have historically caused volatility in our raw material and utility costs. The average price of phenol, methanol, and urea decreased by approximately 1%, 36% and 31%, respectively, in the first nine months of 2016 compared to the first nine months of 2015. The impact of passing through raw material price changes to customers can result in significant variances in sales comparisons from year to year.
Supplier Disruption
From late 2014 through July 2015, our European versatic acids and dispersions businesses were negatively impacted by a supplier disruption beginning in late 2014. The disruption had negative impacts of $13 and $22 on Segment EBITDA for our Epoxy, Phenolic and Coating Resins segment in the first nine months of 2016 and 2015, respectively. We recorded insurance recoveries of $14 and $25 in the first nine months of 2016 and 2015, respectively, for a portion of these losses, and we continue to proactively pursue additional recoveries. Timing differences between the negative impacts of the disruption and the related insurance recoveries can result in variances in Segment EBITDA comparisons from year to year.
Other Comprehensive Income
Our other comprehensive income is significantly impacted by foreign currency translation and also impacted by defined benefit pension and postretirement benefit adjustments. The impact of foreign currency translation is driven by the translation of assets and liabilities of our foreign subsidiaries which are denominated in functional currencies other than the U.S. dollar. The primary assets and liabilities driving the adjustments are cash and cash equivalents; accounts receivable; inventory; property, plant and equipment; accounts payable; pension and other postretirement benefit obligations and certain intercompany loans payable and receivable. The primary currencies in which these assets and liabilities are denominated are the euro, Brazilian real, Canadian dollar and Australian dollar. The impact of defined benefit pension and postretirement benefit adjustments is primarily driven by unrecognized prior service cost related to our defined benefit and other postretirement benefit plans, as well as the subsequent amortization of these amounts from accumulated other comprehensive income in periods following the initial recording of such items.

Results of Operations
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,
	2016		2015
	$	% of Net Sales	$	% of Net Sales
Net sales	$819	100%	$1,065	100%
Cost of sales	680	83%	905	85%
Accelerated depreciation	21	3%	—	—%
Gross profit	118	14%	160	15%
Selling, general and administrative expense	69	8%	71	7%
Business realignment (income) costs	(3)	—%	3	—%
Other operating expense, net	7	1%	12	1%
Operating income	45	5%	74	7%
Interest expense, net	76	9%	84	8%
Gain on extinguishment of debt	(3)	—%	(14)	(1)%
Other non-operating expense, net	2	—%	—	—%
Total non-operating expense	75	9%	70	7%
(Loss) income before income tax and earnings from unconsolidated entities	(30)	(4)%	4	—%
Income tax expense	16	2%	1	—%
(Loss) income before earnings from unconsolidated entities	(46)	(6)%	3	—%
(Losses) earnings from unconsolidated entities, net of taxes	(1)	—%	4	—%
Net (loss) income	$(47)	(6)%	$7	—%
Other comprehensive income (loss)	$7		$(24)
Three Months Ended September 30, 2016 vs. Three Months Ended September 30, 2015
Net Sales
In the third quarter of 2016, net sales decreased by $246, or 23%, compared to the third quarter of 2015. Pricing negatively impacted net sales by $115 due primarily to raw material price decreases passed through to customers in most of our businesses. The disposition of our PAC Business in the second quarter of 2016 negatively impacted net sales by $99. Volume decreases negatively impacted net sales by $26, and were primarily driven by reduced volumes in our oilfield business, which was the result of lower natural gas and oil drilling activity caused by lower oil prices. Also contributing to the overall volume decrease were volume reductions in our epoxy specialty business due primarily to the timing of wind energy installations. These decreases were partially offset by volume increases from our new North American formaldehyde plants, as well as higher volumes in our phenolic specialty resins business, largely driven by the ramp up of our Chinese business. In addition, foreign currency translation negatively impacted net sales by $6, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar and Chinese yuan in the third quarter of 2016 compared to the third quarter of 2015.
Gross Profit
In the third quarter of 2016, gross profit decreased by $42 compared to the third quarter of 2015, primarily due to accelerated depreciation of $21 recorded in the third quarter of 2016 related to the indefinite idling of two manufacturing facilities in our oilfield business. Excluding this accelerated depreciation, gross profit decreased by $21, and as a percentage of sales, gross profit increased by 2%. The increase in gross profit percentage was primarily due to favorable raw material deflation and raw material productivity initiatives.
Operating Income
In the third quarter of 2016, operating income decreased by $29 compared to the third quarter of 2015, primarily due to the decrease in gross profit of $42 discussed above. This overall decrease in operating income was partially offset by a decrease in business realignment costs of $6. This decrease was primarily due to an $11 reduction in an ARO liability related to our Norco plant closure, which was driven by a reduction in future estimated demolition costs, and was partially offset by additional one-time closure expenses in the third quarter of 2016. Operating income was also positively impacted by a decrease of $5 in other operating expense, primarily due to an increase in realized and unrealized foreign currency transaction gains, and decreases in selling, general and administrative expense of $2. The decrease in selling, general and administrative expense was due primarily to lower compensation and benefits expense, driven by our recent cost savings and productivity actions, as well as the sale of our PAC Business in the second quarter of 2016. These decreases were partially offset by lower insurance recoveries in the third quarter of 2016 related to the supplier disruption in our European versatic acids business.

Non-Operating Expense
In the third quarter of 2016, total non-operating expense increased by $5 compared to the third quarter of 2015. This was primarily due to lower gains on debt extinguishment of $11, as well as an increase of $2 in other non-operating expense, primarily due to increased realized and unrealized derivative and foreign currency transaction gains. The overall increase in non-operating expense was partially offset by a decrease of $8 in interest expense, driven by lower average debt levels.
Income Tax Expense

The effective tax rate was (53)% and 25% for the third quarter of 2016 and 2015, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which we operate, as well as the recording of an income tax contingency liability related to ongoing foreign jurisdictional matters. The effective tax rates were also impacted by operating gains and losses generated in jurisdictions where no tax expense or benefit was recognized due to the maintenance of a full valuation allowance.

For the third quarter of 2016 and 2015, income tax expense relates primarily to income from certain foreign operations. Additionally, in the third quarter of 2016, the Company recorded an income tax contingency liability related to ongoing foreign jurisdictional matters. In 2016 and 2015, losses in the United States and certain foreign jurisdictions had no impact on income tax expense as no tax benefit was recognized due to the maintenance of a full valuation allowance.
Other Comprehensive Income (Loss)
For the third quarter of 2016, other comprehensive income of $7 relates to the positive impact of foreign currency, primarily due to the strengthening of the euro against the U.S. dollar.
For the third quarter of 2015, foreign currency translation negatively impacted other comprehensive loss by $24, primarily due to the strengthening of the U.S. dollar against the euro and Brazilian real.

	Nine Months Ended September 30,
	2016		2015
	$	% of Net Sales	$	% of Net Sales
Net sales	$2,680	100%	$3,231	100%
Cost of sales	2,230	83%	2,753	85%
Accelerated depreciation	127	5%	—	—%
Gross profit	323	12%	478	15%
Selling, general and administrative expense	235	9%	229	7%
Gain on dispositions	(240)	(9)%	—	—%
Business realignment costs	42	2%	11	—%
Other operating expense, net	6	—%	22	1%
Operating income	280	10%	216	7%
Interest expense, net	235	9%	245	8%
Gain on extinguishment of debt	(47)	(2)%	(14)	—%
Other non-operating expense (income), net	1	—%	(1)	—%
Total non-operating expense	189	7%	230	8%
Income (loss) before income tax and earnings from unconsolidated entities	91	3%	(14)	—%
Income tax expense	40	1%	28	1%
Income (loss) before earnings from unconsolidated entities	51	2%	(42)	(1)%
Earnings from unconsolidated entities, net of taxes	8	—%	13	—%
Net income (loss)	$59	2%	$(29)	(1)%
Other comprehensive income (loss)	$7		$(73)

Nine Months Ended September 30, 2016 vs. Nine Months Ended September 30, 2015
Net Sales
In the first nine months of 2016, net sales decreased by $551, or 17%, compared to the first nine months of 2015. Pricing negatively impacted net sales by $306 due primarily to raw material price decreases passed through to customers in most of our businesses. The disposition of our PAC Business in the second quarter of 2016 negatively impacted net sales by $99. Volume decreases negatively impacted net sales by $79, and were primarily driven by reduced volumes in our oilfield business, which were the result of lower natural gas and oil drilling activity caused by lower oil prices. Also contributing to the overall volume decrease were volume reductions in our Latin American forest products resins business due to the continued economic downturn in Brazil. These decreases were partially offset by higher volumes in our epoxy specialty business, which were driven by strong demand in the Chinese and European wind energy markets. In addition, foreign currency translation negatively impacted net sales by $67, primarily as a result of the strengthening of the U.S. dollar against the Brazilian real, Chinese yuan and euro in the first nine months of 2016 compared to the first nine months of 2015.
Gross Profit
In the first nine months of 2016, gross profit decreased by $155 compared to the first nine months of 2015, primarily due to accelerated depreciation of $127 recorded in the first nine months of 2016 related to our Norco, LA facility rationalization and the indefinite idling of two manufacturing facilities in our oilfield business. Excluding this accelerated depreciation, gross profit decreased by $28, and as a percentage of sales, gross profit increased by 2%. The increase in gross profit percentage was primarily due to favorable raw material deflation and raw material productivity initiatives.
Operating Income
In the first nine months of 2016, operating income increased by $64 compared to the first nine months of 2015, primarily due to gains of $240 in the second quarter 2016 related to the sale of our PAC Business and our ownership interest in the HAI joint venture. Also contributing to the increase in operating income was a decrease of $16 in other operating expense, primarily due to a decrease in realized and unrealized foreign currency transaction losses. The overall increase in operating income was partially offset by the decrease in gross profit of $155 discussed above, increases in business realignment costs of $31 and increases in selling, general and administrative expense of $6. The increase in business realignment costs was largely due to one-time closure expenses related to our Norco, LA facility rationalization, primarily consisting of charges related to the early termination of certain contracts for utilities, site services and raw materials. The increase in selling, general and administrative expense was due primarily to costs related to the sale of our PAC Business and lower insurance recoveries in the first nine months of 2016 related to the supplier disruption in our European versatic acids business, partially offset by lower compensation and benefits expense driven by our recent cost savings and productivity actions.
Non-Operating Expense
In the first nine months of 2016, total non-operating expense decreased by $41 compared to the first nine months of 2015. This was primarily due to higher gains on debt extinguishment of $33 in the first nine months of 2016, as well as a decrease of $10 in interest expense, driven by lower average debt levels. The overall decrease in non-operating expense was partially offset by an increase of $2 in other non-operating expense, primarily due to increased realized and unrealized derivative and foreign currency transaction losses.
Income Tax Expense

The effective tax rate was 44% and (200)% for the first nine months of 2016 and 2015, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which we operate, as well as the recording of an income tax contingency liability related to ongoing foreign jurisdictional matters. The effective tax rates were also impacted by operating gains and losses generated in jurisdictions where no tax expense or benefit was recognized due to the maintenance of a full valuation allowance.

For the first nine months of 2016 and 2015, income tax expense relates primarily to income from certain foreign operations. In the third quarter of 2016, the Company recorded an income tax contingency liability related to ongoing foreign jurisdictional matters. In 2016, the income tax expense related to the gain on dispositions was substantially reduced by net operating loss utilization, which was offset by a decrease to the respective valuation allowances. In 2015, losses in the United States and certain foreign jurisdictions had no impact on income tax expense as no tax benefit was recognized due to the maintenance of a full valuation allowance.
Other Comprehensive Income (Loss)
For the first nine months of 2016, other comprehensive income of $7 relates to an $8 positive impact of foreign currency, primarily due to the strengthening of the euro, Brazilian real and Canadian dollar against the U.S. dollar, partially offset by $1 of amortization of prior service costs on defined benefit pension and postretirement benefits.
For the first nine months of 2015, foreign currency translation negatively impacted other comprehensive loss by $73, primarily due to the strengthening of the U.S. dollar against the euro, Brazilian real and Canadian dollar.

Results of Operations by Segment
Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Segment EBITDA should not be considered a substitute for net income (loss) or other results reported in accordance with U.S. GAAP. Segment EBITDA may not be comparable to similarly titled measures reported by other companies.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net Sales (1):
Epoxy, Phenolic and Coating Resins	$476	$669	$1,664	$2,026
Forest Products Resins	343	396	1,016	1,205
Total	$819	$1,065	$2,680	$3,231

Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$64	$92	$230	$265
Forest Products Resins	65	59	184	182
Corporate and Other	(17)	(18)	(50)	(54)
Total	$112	$133	$364	$393
(1)     Intersegment sales are not significant and, as such, are eliminated within the selling segment.
Three Months Ended September 30, 2016 vs. Three Months Ended September 30, 2015 Segment Results
Following is an analysis of the percentage change in net sales by segment from the three months ended September 30, 2015 to the three months ended September 30, 2016:

	Volume	Price/Mix	Currency Translation	Impact of Dispositions	Total
Epoxy, Phenolic and Coating Resins	(4)%	(9)%	(1)%	(15)%	(29)%
Forest Products Resins	1%	(14)%	—%	—%	(13)%
Epoxy, Phenolic and Coating Resins
Net sales in the third quarter of 2016 decreased by $193, or 29%, when compared to the third quarter of 2015. The disposition of our PAC Business in the second quarter of 2016 negatively impacted net sales by $99. Pricing negatively impacted net sales by $58, due primarily to raw material price decreases passed through to customers in most of our businesses. Lower volumes negatively impacted net sales by $30, which were primarily driven by continued decreases in volumes within our oilfield business, as well as volume decreases in our epoxy specialty business due to the timing of wind energy installations. These decreases were partially offset by higher volumes in our phenolic specialty resins business, largely driven by the ramp up of our Chinese business. Foreign exchange translation negatively impacted net sales by $6, due primarily to the strengthening of the U.S. dollar against the Canadian dollar and Chinese yuan in the third quarter of 2016 compared to the third quarter of 2015.
Segment EBITDA in the third quarter of 2016 decreased by $28, to $64, compared to the third quarter of 2015. The impact of the disposition of our PAC Business and HAI joint venture interest in the second quarter of 2016 contributed $15 to this decrease. The remaining decrease was primarily due to the declines in our oilfield business discussed above, as well as lower margins in our base epoxy business due to increased imports and aggressive domestic competition. These decreases were partially offset by cost reductions related to the rationalization at our Norco, LA manufacturing facility.
Forest Products Resins
Net sales in the third quarter of 2016 decreased by $53, or 13%, when compared to the third quarter of 2015. Pricing negatively impacted net sales by $57, which was primarily due to raw material price decreases contractually passed through to customers across many of our businesses. Volumes positively impacted net sales by $4, and were primarily driven by our new North American formaldehyde plants, partially offset by weaker demand in our Latin American forest products resins business as a result of the continued economic downturn in Brazil. The impact of foreign exchange translation was flat in the third quarter of 2016 compared to the third quarter of 2015.
Segment EBITDA in the third quarter of 2016 increased by $6, to $65, compared to the third quarter of 2015. This increase was primarily due to increased volumes and cost efficiencies associated with our new North American formaldehyde plants, as well as increased raw material productivity, and was partially offset by unfavorable raw material lead/lag.

Corporate and Other
Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to continuing segments. Corporate and Other charges in the third quarter of 2016 decreased by $1 compared to the third quarter of 2015, due primarily to lower compensation and benefits expense driven by our recent cost savings actions.
Nine Months Ended September 30, 2016 vs. Nine Months Ended September 30, 2015 Segment Results
Following is an analysis of the percentage change in sales by segment from the nine months ended September 30, 2015 to the nine months ended September 30, 2016:

	Volume	Price/Mix	Currency Translation	Impact of Dispositions	Total
Epoxy, Phenolic and Coating Resins	(3)%	(9)%	(1)%	(5)%	(18)%
Forest Products Resins	(3)%	(10)%	(3)%	—%	(16)%
Epoxy, Phenolic and Coating Resins
Net sales in the first nine months of 2016 decreased by $362, or 18%, when compared to the first nine months of 2015. Pricing negatively impacted net sales by $186 due primarily to raw material price decreases passed through to customers in most of our businesses. The disposition of our PAC Business in the second quarter of 2016 negatively impacted net sales by $99. Lower volumes negatively impacted net sales by $50, which were primarily driven by continued decreases in volumes within our oilfield business, as well as volume decreases in our base epoxy business due to increased competition. These decreases were partially offset by higher volumes in our epoxy specialty business, which were driven by strong demand in the Chinese and European wind energy markets. Foreign exchange translation negatively impacted net sales by $27, primarily due to the strengthening of the U.S. dollar against the Canadian dollar, the Chinese yuan and the euro in the first nine months of 2016 compared to the first nine months of 2015.
Segment EBITDA in the first nine months of 2016 decreased by $35, to $230, compared to the first nine months of 2015. The impact of the 2016 dispositions of our PAC business and HAI joint venture interest contributed to $15 of this decrease. The remaining decrease was primarily due to the declines in our oilfield and base epoxy businesses discussed above. These decreases were partially offset by the growth in our epoxy specialty business discussed above, combined with margin expansion in our versatic acids business and cost reductions related to the rationalization at our Norco, LA manufacturing facility.
Forest Products Resins
Net sales in the first nine months of 2016 decreased by $189, or 16%, when compared to the first nine months of 2015. Pricing negatively impacted net sales by $120, which was primarily due to raw material price decreases contractually passed through to customers across many of our businesses. Lower volumes negatively impacted net sales by $29, and were primarily driven by weaker demand in our Latin American forest products resins business as a result of the continued economic downturn in Brazil, as well as volume decreases within our North American formaldehyde business due to the scheduled downtime of a large customer in the first quarter of 2016. Additionally, a decrease in oil prices, and the associated reduction in natural gas and oil drilling activity, further contributed to the decrease in volumes. These decreases were partially offset by volume increases in certain industrial markets within our European forest products business. Foreign exchange translation negatively impacted net sales by $40, primarily due to the strengthening of the U.S. dollar against the Brazilian real, Canadian dollar and the euro in the first nine months of 2016 compared to the first nine months of 2015.
Segment EBITDA in the first nine months of 2016 increased by $2, to $184, compared to the first nine months of 2015. This increase was primarily due to increased volumes and cost efficiencies associated with our new North American formaldehyde plants, as well as increased raw material productivity
Corporate and Other
Corporate and Other charges decreased by $4 compared to the first nine months of 2015, due primarily to lower compensation and benefits expense driven by our recent cost savings actions.

Reconciliation of Segment EBITDA to Net (Loss) Income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$64	$92	$230	$265
Forest Products Resins	65	59	184	182
Corporate and Other	(17)	(18)	(50)	(54)
Total	$112	$133	$364	$393

Reconciliation:
Items not included in Segment EBITDA:
Business realignment income (costs)	$3	$(3)	$(42)	$(11)
Gain on dispositions	—	—	240	—
Gain on extinguishment of debt	3	14	47	14
Realized and unrealized foreign currency (losses) gains	(6)	(14)	3	(17)
Other	(16)	(4)	(50)	(33)
Total adjustments	(16)	(7)	198	(47)
Interest expense, net	(76)	(84)	(235)	(245)
Income tax expense	(16)	(1)	(40)	(28)
Depreciation and amortization	(30)	(34)	(101)	(102)
Accelerated depreciation	(21)	—	(127)	—
Net (loss) income	$(47)	$7	$59	$(29)

Items Not Included in Segment EBITDA
Not included in Segment EBITDA are certain non-cash items and other income and expenses. For the three and nine months ended September 30, 2016, these items primarily include certain professional fees related to strategic projects and expenses from retention programs. For the three and nine months ended September 30, 2015, these items primarily include expenses from retention programs, losses on the disposal of assets and certain professional fees related to strategic projects. Business realignment costs for the three and nine months ended September 30, 2016 include costs related to the planned facility rationalization within our Epoxy, Phenolic and Coating Resins segment and costs related to certain in-process cost reduction programs. Business realignment costs for the three and nine months ended September 30, 2015 include costs related to certain in-process cost reduction programs.
Liquidity and Capital Resources
We are a highly leveraged company. Our primary sources of liquidity are cash flows generated from operations and availability under the ABL Facility. In addition, during 2016 we have sold certain non-core assets that have generated proceeds that can be reinvested in the business. Our primary liquidity requirements are interest, working capital, capital expenditures and cost savings restructuring initiatives.

At September 30, 2016, we had $3,544 of outstanding debt and $496 in liquidity consisting of the following:

•	$126 of unrestricted cash and cash equivalents (of which $77 is maintained in foreign jurisdictions);

•	$324 of borrowings available under our ABL Facility ($360 borrowing base less $36 of outstanding letters of credit); and

•	$46 of time drafts and borrowings available under credit facilities at certain international subsidiaries
Our net working capital (defined as accounts receivable and inventories less accounts payable) at September 30, 2016 and December 31, 2015 was $506 and $356, respectively. A summary of the components of our net working capital as of September 30, 2016 and December 31, 2015 is as follows:

	September 30, 2016	% of LTM Net Sales	December 31, 2015	% of LTM Net Sales
Accounts receivable	$498	15%	$428	11%
Inventories	319	10%	279	7%
Accounts payable	(311)	(10)%	(351)	(9)%
Net working capital (1)	$506	15%	$356	9%

(1)	The components of net working capital and percentage of LTM Net Sales at both September 30, 2016 and December 31, 2015 exclude net working capital and net sales related to the PAC Business.

The increase in net working capital of $150 from December 31, 2015 was primarily due to increases in accounts receivable of $70 and inventory of $40. Both of these increases were primarily the result of increased volumes in the third quarter of 2016 compared to the fourth quarter of 2015 due largely to seasonality. Net working capital also increased due to a decrease in accounts payable of $40, largely related to continued raw material price deflation and the timing of vendor payments. To minimize the impact of seasonal changes in net working capital on cash flows, we continue to review inventory safety stock levels, focus on accelerating receivable collections by offering incentives to customers to encourage early payment or through the sale of receivables at a discount and negotiate with vendors to contractually extend payment terms whenever possible.
We periodically borrow from the ABL Facility to support our short-term liquidity requirements, particularly when net working capital requirements increase in response to the seasonality of our volumes in the summer months. As of September 30, 2016, there were no outstanding borrowings under the ABL Facility.
Depending upon market, pricing and other conditions, including the current state of the high yield bond market, as well as our cash balances and available liquidity, we or our affiliates, may seek to acquire additional notes or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration. We expect to have adequate liquidity to fund our ongoing operations for the next twelve months from cash on our balance sheet, cash flows provided by operating activities and amounts available for borrowings under our credit facilities.
2016 Debt Transactions

During the first nine months of 2016, we repurchased $235 of our 8.875% Senior Secured Notes due 2018 on the open market for cash of $187. These transactions resulted in a gain of $47, which represents the difference between the carrying value of the repurchased debt and the cash paid for the repurchases, less the proportionate amount of unamortized deferred financing fees and debt discounts that were written off in conjunction with the repurchases. These transactions are collectively referred to as the “2016 Debt Transactions”.
Debt Maturities

Our 8.875% Senior Secured Notes come due in full in February 2018. If the outstanding balance of these notes is greater than $50 as of November 2, 2017, our ABL Facility, which matures in March 2018, will accelerate and become immediately due and payable. While there can be no certainty with respect to timing, we expect to address the term of our ABL Facility and the remaining outstanding balance of our 8.875% Senior Secured Notes in advance of the maturity date of these notes and any potential acceleration of the ABL Facility and we expect that certain of such actions will be taken prior to the filing of our 2016 Form 10-K. The timing and amount of these transactions is dependent upon our ability to access the credit markets, conditions in the credit markets, cash generated from operations and the potential execution of additional alternatives we have available including the possible sales of certain non-core assets to raise additional funds. While we have been successful in accessing the credit markets on terms and in amounts adequate to meet our objectives in the past, and we are confident in our ability to execute these alternatives successfully, there can be no assurance that any of these outcomes will materialize on acceptable terms or at all. If we are unable to successfully address the remaining balance of our 8.875% Senior Secured Notes or extend our ABL, the maturing of these obligations could have a material adverse impact.

Sources and Uses of Cash
Following are highlights from our unaudited Condensed Consolidated Statements of Cash Flows:

	Nine Months Ended September 30,
	2016	2015
Sources (uses) of cash:
Operating activities	$(131)	$66
Investing activities	223	(114)
Financing activities	(195)	88
Effect of exchange rates on cash flow	1	(9)
Net (decrease) increase in cash and cash equivalents	$(102)	$31
Operating Activities
In the first nine months of 2016, operations used $131 of cash. Net income of $59 included $93 of net non-cash income items, primarily consisting of gains on dispositions of $240 related to the HAI and PAC dispositions (see Notes 12 and 13 to the unaudited Condensed Consolidated Financial Statements), a gain on debt extinguishment of $47 and unrealized foreign currency gains of $40. These items were partially offset by depreciation and amortization of $101, accelerated depreciation of $127 and $3 of deferred tax expense. Net working capital used $155, which was driven by increases in accounts receivable and inventories and decreases in accounts payable in the first nine months of 2016, due primarily to the seasonality of our businesses and the timing of vendor payments. Changes in other assets and liabilities and income taxes payable provided $58 due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, restructuring reserves, incentive compensation, pension plan contributions and taxes.

In the first nine months of 2015, operations provided $66 of cash. Net loss of $29 included $107 of net non-cash expense items, of which $102 was for depreciation and amortization, $19 was for unrealized foreign currency losses and $2 was for deferred taxes. These expense items were partially offset by a $14 gain on extinguishment of debt and $5 gain on step acquisition. Net working capital used $41, as compared to $194 of cash used in the first nine months of 2014. The change was due to the decrease in net sales and raw material costs in the first nine months of 2015 and the related impact on the components of net working capital. Changes in other assets and liabilities and income taxes payable provided $29 due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, pension plan contributions and taxes.
Investing Activities
In the first nine months of 2016, investing activities provided $223 of cash, primarily driven by net cash proceeds of $326 related to the HAI and PAC dispositions and cash received on the HAI buyer’s note. These items were partially offset by capital expenditures (including capitalized interest) of $92 and an increase in restricted cash of $11.
In the first nine months of 2015, investing activities used $114 of cash. We spent $122 for capital expenditures, which primarily related to plant expansions, improvements and maintenance related capital expenditures. Additionally, we spent $7, net of cash received, on the step acquisition of a joint venture. The sale of certain investments and other assets provided cash of $7, and the decrease in restricted cash provided $8.
Financing Activities
In the first nine months of 2016, financing activities used $195 of cash. Net short-term debt repayments were $13 and net long-term debt repayments were $182. Our long-term debt repayments primarily consisted of $187 used to repurchase a portion of our 8.875% Senior Secured Notes due 2018 on the open market.
In the first nine months of 2015, financing activities provided $88 of cash. Net short-term debt repayments were $1, and net long-term debt borrowings were $99, which primarily consisted of proceeds from the issuance of an aggregate principal amount of $315 New First Lien Notes, which was partially offset by the redemption or repayment of approximately $40 of our outstanding Sinking Fund Debentures and all amounts outstanding on the ABL Facility at the time of the issuance, as well as $99 used to repurchase a portion of our 8.875% Senior Secured Notes due 2018 on the open market. We also paid $10 of financing fees related to these debt transactions.

There are certain restrictions on the ability of certain of our subsidiaries to transfer funds to Hexion Inc. in the form of cash dividends, loans or otherwise, which primarily arise as a result of certain foreign government regulations or as a result of restrictions within certain subsidiaries’ financing agreements limiting such transfers to the amounts of available earnings and profits or otherwise limit the amount of dividends that can be distributed. In either case, we have alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital in such instances where payment of dividends is limited to the extent of earnings and profits.
Covenant Compliance
The instruments that govern our indebtedness contain, among other provisions, restrictive covenants (and incurrence tests in certain cases) regarding indebtedness, dividends and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and, in one case, the maintenance of a financial ratio (depending on certain conditions). Payment of borrowings under the ABL Facility and our notes may be accelerated if there is an event of default as determined under the governing debt instrument. Events of default under the credit agreement governing our ABL Facility includes the failure to pay principal and interest when due, a material breach of representations or warranties, most covenant defaults, events of bankruptcy and a change of control. Events of default under the indentures governing our notes include the failure to pay principal and interest, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain events of bankruptcy.
The indentures that govern our 6.625% First-Priority Senior Secured Notes, 10.00% First-Priority Senior Secured Notes due 2020, 8.875% Senior Secured Notes and 9.00% Second-Priority Senior Secured Notes (the “Secured Indentures”) contain an Adjusted EBITDA to Fixed Charges ratio incurrence test which restricts our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet this ratio (measured on a last twelve months, or LTM, basis) of at least 2.0 to 1.0. The Adjusted EBITDA to Fixed Charges Ratio under the Secured Indentures is generally defined as the ratio of (a) Adjusted EBITDA to (b) net interest expense excluding the amortization or write-off of deferred financing costs, each measured on an LTM basis.
The ABL Facility, which is subject to a borrowing base, does not have any financial maintenance covenant other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if our availability under the ABL Facility at any time is less than the greater of (a) $40 and (b) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on an LTM basis. At September 30, 2016, our availability under the ABL Facility exceeded such levels; therefore, the minimum fixed charge covenant ratio did not apply. As of September 30, 2016, we were in compliance with all covenants that govern the ABL Facility. We do not believe that a covenant default under the ABL Facility is reasonably likely to occur in the foreseeable future.

Adjusted EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization programs or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA and Fixed Charges are not defined terms under U.S. GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the Secured Indentures should not be considered an alternative to interest expense.
Reconciliation of Net Income to Adjusted EBITDA
The following table reconciles net income to EBITDA and Adjusted EBITDA, and calculates the ratio of Adjusted EBITDA to Fixed Charges as calculated under certain of our indentures for the period presented:

September 30, 2016
LTM Period
Net income	$49
Income tax expense	46
Interest expense, net	316
Depreciation and amortization	136
Accelerated depreciation	128
EBITDA	675
Adjustments to EBITDA:
Asset impairments	6
Business realignment costs (1)	46
Realized and unrealized foreign currency gains	(11)
Gain on dispositions	(240)
Gain on extinguishment of debt	(73)
Unrealized gain on pension and postretirement benefits (2)	(13)
Other (3)	53
Cost reduction programs savings (4)	37
Adjustment for PAC and HAI dispositions (5)	(37)
Adjusted EBITDA	443
Pro forma fixed charges (6)	$284
Ratio of Adjusted EBITDA to Fixed Charges (7)	1.56

(1)
Primarily represents costs related to the planned facility rationalization within the Epoxy, Phenolic and Coating Resins segment, as well as headcount reduction expenses and plant rationalization costs related to cost reduction programs, termination costs, and other costs associated with business realignments.

(2)	Represents non-cash gains resulting from pension and postretirement benefit plan liability remeasurements.

(3)
Primarily includes certain professional fees related to strategic projects, retention program costs, business optimization expenses and management fees, partially offset by gains on the disposal of assets.

(4)
Represents pro forma impact of in-process cost reduction programs savings. Cost reduction program savings represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with the Company’s business realignments activities, and represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the LTM period. The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs.

(5)	Represents pro forma LTM Adjusted EBITDA impact of the PAC and HAI dispositions, which both occurred during the second quarter of 2016.

(6)	Reflects pro forma interest expense based on interest rates at September 30, 2016, as if the 2016 Debt Transactions had taken place at the beginning of the period.

(7)
The Company’s ability to incur additional indebtedness, among other actions, is restricted under the indentures governing certain notes, unless the Company has an Adjusted EBITDA to Fixed Charges ratio of 2.0 to 1.0. As of September 30, 2016, we did not satisfy this test. As a result, we are subject to restrictions on our ability to incur additional indebtedness and to make investments; however, there are exceptions to these restrictions, including exceptions that permit indebtedness under our ABL Facility (available borrowings of which were $324 at September 30, 2016).

Recently Issued Accounting Standards
In May, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. We are currently assessing the potential impact of ASU 2014-09 on our financial statements.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. We are currently assessing the potential impact of ASU 2015-11 on our financial statements.

In February 2016, the FASB issued Accounting Standards Board Update No. 2016-02: Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 supersedes the existing lease guidance in Topic 840. According to the new guidance, all leases, with limited scope exceptions, will be recorded on the balance sheet in the form of a liability to make lease payments (lease liability) and a right-of-use asset representing the right to use the underlying asset for the lease term. The guidance is effective for annual and interim periods beginning on or after December 15, 2018, and early adoption is permitted. Entities will be required to adopt ASU 2016-02 using a modified retrospective approach, whereby leases will be recognized and measured at the beginning of the earliest period presented. We are currently assessing the potential impact of ASU 2016-02 on our financial statements.

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-07: Simplifying the Transition to the Equity Method of Accounting (Topic 323) (“ASU 2016-07”) as part of the FASB simplification initiative. ASU 2016-07 eliminates the requirement that when an existing investment qualifies for use of the equity method, an investor adjust the investment, results of operations and retained earnings retroactively as if the equity method has been in effect in all previous periods that the investment had been held. Under the new guidance, the equity method investor is only required to adopt the equity method as of the date the investment qualifies for the equity method, with no retrospective adjustment required. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-07 are not expected to have a significant impact on the our financial statements.

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-09: Improvements to Employee Share-Based Payment Accounting (Topic 718) (“ASU 2016-09”) as part of the FASB simplification initiative. ASU 2016-09 simplifies various aspects of share-based payment accounting, including the income tax consequences, classification of equity awards as either equity of liabilities and classification on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-09 are not expected to have a significant impact on our financial statements.

In August 2016, the FASB issued Accounting Standards Board Update No. 2016-15: Statement of Cash Flows (Topic 230) (“ASU 2016-15”) as part of the FASB simplification initiative. ASU 2016-15 provides guidance on treatment in the statement of cash flows for eight specific cash flow topics, with the objective of reducing existing diversity in practice. Of the eight cash flow topics addressed in the new guidance, the topics expected to have an impact on us include debt prepayment or debt extinguishment costs, proceeds from the settlement of insurance claims, treatment of restricted cash and distributions received from equity method investees. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period, and early adoption is permitted. We are currently assessing the potential impact of ASU 2016-15 on our financial statements.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk
There have been no material developments during the first nine months of 2016 on the matters we have previously disclosed about quantitative and qualitative market risk in our Annual Report on Form 10-K for the year ended December 31, 2015.

Item 4.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, performed an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of September 30, 2016. Based upon that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective at September 30, 2016.
Changes in Internal Control Over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Part II

Item 1.	Legal Proceedings
EPA Risk Management Plan Inspection
In December 2013, the USEPA conducted an inspection at one of our U.S. manufacturing facilities, which identified alleged violations of USEPA’s Risk Management Plan regulations. The Company entered into a Consent Agreement and Final Order with USEPA effective September 22, 2016 that resolved the matter for a payment of less than $100,000.

Item 1A.	Risk Factors
There have been no material changes during the first nine months of 2016 in the risk factors that were included in our Annual Report on Form 10-K for the year ended December 31, 2015.
Item 2.        Unregistered Sales of Equity Securities and Use of Proceeds
None.

Item 3.	Defaults upon Senior Securities
None.

Item 4.	Mine Safety Disclosures
This item is not applicable to the registrant.

Item 5.	Other Information

On November 11, 2016, the Compensation Committee of the Board of Managers (the “Compensation Committee”) of Hexion Holdings LLC, the indirect parent company of Hexion Inc. (the “Company”), approved the form of a 2016 Cash-Based Long-Term Incentive Award Agreement (the “Award Agreement”) for awards to be made to employees of the Company, including the Company’s named executive officers, pursuant to the Momentive Performance Materials Holdings LLC Long-Term Cash Incentive Plan (the “Plan”). The Plan is a long-term cash incentive plan that rewards employees with additional cash compensation for the achievement of performance-based targets or for continued employment with the Company or one of the Company’s subsidiaries.

The foregoing description is qualified by reference to the Award Agreement, which is filed as an exhibit to this Quarterly Report on Form 10-Q and incorporated herein by reference.
Item 6.    Exhibits

10.1 †	Form of 2016 Cash-Based Long-Term Incentive Award Agreement

31.1	Rule 13a-14 Certifications:

(a) Certificate of the Chief Executive Officer

(b) Certificate of the Chief Financial Officer

32.1	Section 1350 Certifications

101.INS*	XBRL Instance Document

101.SCH*	XBRL Schema Document

101.CAL*	XBRL Calculation Linkbase Document

101.DEF*	XBRL Definition Linkbase Document

101.LAB*	XBRL Label Linkbase Document

101.PRE*	XBRL Presentation Linkbase Document

* Attached as Exhibit 101 to this report are documents formatted in XBRL (Extensible Business Reporting Language). The financial information in the XBRL-related documents is “unaudited” or “unreviewed.”
† Represents a management contract or compensatory plan or arrangement.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEXION INC.

Date:	November 14, 2016	/s/ George F. Knight
George F. Knight
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 10.1

FORM OF 2016 CASH-BASED LONG-TERM INCENTIVE AWARD AGREEMENT

THIS AGREEMENT (the “Agreement”) is between HEXION INC., a New Jersey corporation (the “Company”), and the Participant set forth on the signature page to this Agreement (the “Participant”).

WHEREAS, the Company’s indirect parent, Hexion Holdings LLC, (“Parent”) maintains the Momentive Performance Materials Holdings LLC Long-Term Cash Incentive Plan adopted November 25, 2013 and Amended November 4, 2014 (the “Plan”) for the benefit of employees of its subsidiaries, including the Company; and

WHEREAS, the Company has agreed to grant to the Participant, a cash-based long-term incentive award (the “Award”) pursuant to the Plan on the terms and subject to the conditions set forth in this Agreement and the Plan;

NOW, THEREFORE, in consideration of the promises and of the mutual agreements contained in this Agreement, the parties hereto hereby agree as follows:

Section 1.The Plan.

The terms and provisions of the Plan are hereby incorporated into this Agreement as if set forth herein in their entirety. In the event of a conflict between any provision of this Agreement and the Plan, the provisions of this Agreement shall control. A copy of the Plan may be obtained from the Company by the Participant upon request. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in the Plan.

Section 2.Defined Terms

(a)Target Award means, the amount and currency set forth on the signature page hereto.

(b)    EBITDA (sometimes also referred to by the Company as Segment EBITDA) stands for earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-cash, certain other income and expenses and discontinued operations for the relevant period as reported on the Company’s financial statements.
(c)    EBITDA Trigger Achievement means, any four sequential fiscal quarters at the end of which an EBITDA of $[xxx], $[xxy] or $[xxz] is achieved.
(d)    Maintenance Period means, one fiscal quarter following an EBITDA Trigger Achievement during which the achieved EBITDA target must be maintained.

Section 3.Grant of Cash-Based Award.

Subject to the conditions of the Plan and this Agreement, the Company hereby grants to the Participant a cash-based long-term incentive award in the amount of the Target Award, payable based upon the Participant’s continued employment with the Company or one of the Company’s subsidiaries.

Section 4.Conditions to Payment of Award.

Participant’s right to any payment of the award is subject to the requirements described below. Subject to Participant not having a Termination of Relationship prior to the payment date:

(a)    {$/%} of the Target Award will be payable on [DATE].

(b)    {$/%} of the Target Award will be payable on [DATE].

(c) {$/%} of the Target Award will be payable following an EBITDA Trigger Achievement of $[xxx million] which is maintained during the Maintenance Period, subject to subsection (f) below.
(d) {$/%} of the Target Award will be payable following an EBITDA Trigger Achievement of $[xxy million] which is maintained during the Maintenance Period, subject to subsection (f) below.

(e)    {$/%} of the Target Award will be payable following an EBITDA Trigger Achievement of $[xxz million] which is maintained during the Maintenance Period, subject to subsection (f) below.
(f)    In no event will a performance award achieved under subsections (c), (d) or (e) above be paid prior to [DATE].
(g) The measurement period for the achievement of the EBITDA targets begins [DATE], and runs through fiscal year end [DATE]. The Plan will terminate if the EBITDA targets established for the performance-based portion of the awards have not been achieved by fiscal year-end [DATE].
(h)    In order to be eligible to receive any payment of an award under this Agreement, Participant must be actively employed with the Company or one of the Company’s subsidiaries on the date that payment occurs.
(i)    All payments made under the Plan will be subject to any and all applicable income, employment and other tax withholding requirements.
(j)    Subject to subsection (f) above, performance awards earned under subsections (c), (d) or (e) above will be paid as soon as reasonably practicable, generally within 90 days following the end of the Maintenance Period. Prior to any payout of a performance award, achievement of the EBITDA Trigger must be approved by Parent’s Audit Committee. All payments under the Plan must be approved in advance by Parent’s Compensation Committee.
Section 5.Construction.

It is intended that any amounts payable under this Agreement and the Company’s and the Participant’s exercise of authority or discretion hereunder shall comply with and avoid the imputation of any tax, penalty or interest under Section 409A of the Code. This Agreement shall be construed and interpreted consistent with that intent.

Section 6.Change of Control.

Notwithstanding section 3 (a) and (b) above, if a Complete Change in Control (as defined in the Company’s 2011 Equity Incentive Plan) occurs prior to [DATE], the service component of the award (but not the EBITDA performance requirement) will be deemed satisfied upon completion of the Complete Change in Control. For purposes of clarity, if the Complete Change in Control occurs before the EBITDA target is achieved, the performance condition of the award will not be accelerated.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the first date specified below.

THE COMPANY:
HEXION INC.

By:    _____________________________
Name:    _____________________________
Title:    _____________________________
Date:    _____________________________

By signing below, you acknowledge having received the Plan document and you further agree to be bound by the terms and conditions of the Plan and this Agreement.

Your participation is contingent upon your acknowledgement and agreement to the provisions of this Plan and Agreement, as indicated by your signing below and returning the signed Agreement by email to equityadmin@hexion.com by the close of business on {RETURN DATE}.

THE PARTICIPANT:

By:    _____________________________
Name:    _____________________________
Title:    _____________________________
Date:    _____________________________

Last address on the records of the Company:

Target Award: {AMOUNT} {CURR}

Exhibit 31.1(A)
Certification of Financial Statements and Internal Controls
I, Craig O. Morrison, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Hexion Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 14, 2016

/s/ Craig O. Morrison
Craig O. Morrison
Chief Executive Officer

Exhibit 31.1(B)
Certification of Financial Statements and Internal Controls
I, George F. Knight, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Hexion Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 14, 2016

/s/ George F. Knight
George F. Knight
Chief Financial Officer

Exhibit 32.1
Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 Of The Sarbanes-Oxley Act of 2002
In connection with the Quarterly Report of Hexion Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Craig O. Morrison	/s/ George F. Knight
Craig O. Morrison	George F. Knight
Chief Executive Officer	Chief Financial Officer

November 14, 2016	November 14, 2016
A signed original of this statement required by Section 906 has been provided to Hexion Inc. and will be retained by Hexion Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.

1

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In millions)	September 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $19 and $8, respectively)	$74	$123
Accounts receivable (net of allowance for doubtful accounts of $11)	236	244
Accounts receivable from affiliates	105	221
Loans receivable from affiliates	144	33
Inventories:
Finished and in-process goods	111	99
Raw materials and supplies	60	51
Other current assets	26	23
Total current assets	756	794
Long-term loans receivable from affiliates	4	148
Investment in unconsolidated entities	10	10
Other long-term assets	35	36
Property and equipment
Land	35	44
Buildings	133	157
Machinery and equipment	1,092	1,131
	1,260	1,332
Less accumulated depreciation	(819)	(857)
	441	475
Goodwill	104	101
Other intangibles assets, net	32	36
Total assets	$1,382	$1,600
Liabilities and Deficit
Current liabilities:
Accounts payable	$160	$197
Accounts payable to affiliates	86	100
Debt payable within one year	50	66
Affiliated debt payable within one year	26	13
Income taxes payable	12	3
Other current liabilities	85	82
Total current liabilities	419	461
Long-term liabilities:
Long-term debt	44	36
Affiliated long-term debt	1,083	1,248
Deferred income taxes	6	6
Long-term pension and post employment benefit obligations	183	179
Other long-term liabilities	78	60
Total liabilities	1,813	1,990
Commitments and contingencies (see Note 8)
Deficit
Paid-in capital	179	164
Loans receivable from parent	(190)	(86)
Accumulated other comprehensive loss	(56)	(61)
Accumulated deficit	(363)	(406)
Total Hexion International Holdings Cooperatief U.A. shareholder’s deficit	(430)	(389)
Noncontrolling interest	(1)	(1)
Total deficit	(431)	(390)
Total liabilities and deficit	$1,382	$1,600
See Notes to Condensed Consolidated Financial Statements

2

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Nine Months Ended September 30,
(In millions)	2016	2015
Net sales	$1,519	$1,826
Cost of sales	1,253	1,523
Gross profit	266	303
Selling, general and administrative expense	132	148
Business realignment costs	10	5
Gain on disposition (see Note 11)	(28)	—
Other operating (income) expense, net	(2)	2
Operating income	154	148
Interest expense, net	8	6
Affiliated interest expense, net	55	60
Other non-operating expense (income), net	19	(73)
Income before income taxes and earnings from unconsolidated entities	72	155
Income tax expense	32	26
Income before earnings from unconsolidated entities	40	129
Earnings from unconsolidated entities, net of taxes	1	—
Net income	$41	$129
See Notes to Condensed Consolidated Financial Statements

3

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Nine Months Ended September 30,
(In millions)	2016	2015
Net income	$41	$129
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	5	(43)
Other comprehensive income (loss)	5	(43)
Comprehensive income	$46	$86
See Notes to Condensed Consolidated Financial Statements

4

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(In millions)	2016	2015
Cash flows provided by operating activities
Net income	$41	$129
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	48	47
Allocations of corporate overhead, net (see Note 3)	5	8
Unrealized loss (gain) on foreign exchange guarantee agreement with parent (see Note 3)	14	(68)
Loss on cash pooling guarantee agreement with parent (see Note 3)	2	1
Gain on disposition (see Note 11)	(28)	—
Gain on step acquisition	—	(5)
Deferred tax expense	1	2
Unrealized foreign exchange (gains) losses	(37)	12
Other non-cash adjustments	(1)	(5)
Net change in assets and liabilities:
Accounts receivable	(3)	(71)
Inventories	(34)	(2)
Accounts payable	(50)	18
Income taxes payable	25	12
Other assets, current and non-current	(29)	13
Other liabilities, current and non-current	92	(3)
Net cash provided by operating activities	46	88
Cash flows provided by (used in) investing activities
Capital expenditures	(43)	(56)
Purchase of business, net of cash acquired	—	(7)
Change in restricted cash	(11)	(3)
Proceeds from disposition, net	107	—
Proceeds from sale of assets, net	1	1
Proceeds from sale of investments, net	—	6
Net cash provided by (used in) investing activities	54	(59)
Cash flows used in financing activities
Net short-term debt repayments	(18)	(2)
Borrowings of long-term debt	181	20
Repayments of long-term debt	(175)	(38)
Affiliated loan repayments, net	(163)	(3)
Capital contribution from parent	13	13
Net cash used in financing activities	(162)	(10)
Effect of exchange rates on cash and cash equivalents	2	(9)
(Decrease) increase in cash and cash equivalents	(60)	10
Cash and cash equivalents (unrestricted) at beginning of period	115	83
Cash and cash equivalents (unrestricted) at end of period	$55	$93
Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$58	$55
Income taxes paid	14	7
Non-cash investing activities:
Non-cash assumption of debt on step acquisition	$—	$18
See Notes to Condensed Consolidated Financial Statements

5

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.
CONDENSED CONSOLIDATED STATEMENTS OF DEFICIT (Unaudited)

(In millions)	Paid-in Capital	Loans Receivable from Parent	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Hexion International Holdings Cooperatief U.A. Shareholders’ Deficit	Noncontrolling Interest	Total
Balance at December 31, 2015	$164	$(86)	$(61)	$(406)	$(389)	$(1)	$(390)
Net income	—	—	—	41	41	—	41
Other comprehensive income	—	—	5	—	5	—	5
Capital contribution from parent	13	—	—	—	13	—	13
Deconsolidation of subsidiary	(3)	—	—	2	(1)	—	(1)
Non-cash changes in principal and translation adjustment	—	(104)	—	—	(104)	—	(104)
Allocations of corporate overhead (see Note 3)	5	—	—	—	5	—	5
Balance at September 30, 2016	$179	$(190)	$(56)	$(363)	$(430)	$(1)	$(431)

See Notes to Condensed Consolidated Financial Statements

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In millions)
1. Background and Basis of Presentation
Hexion International Holdings Cooperatief U.A. (“CO-OP”) is a holding company whose primary assets are its investments in Hexion Holding B.V. and Hexion Canada, Inc. (“Hexion Canada”), and their respective subsidiaries. Together, CO-OP, through its investments in Hexion Canada and Hexion Holding B.V. and their respective subsidiaries, (collectively referred to as the “Company”), is engaged in the manufacture and marketing of urea, phenolic, epoxy and epoxy specialty resins and coatings applications primarily used in forest and industrial and construction products and other specialty and industrial chemicals worldwide. At September 30, 2016, the Company’s operations included 32 manufacturing facilities in Europe, North America, South America, Australia, New Zealand and Korea.
The Company is a wholly owned subsidiary of Hexion Inc. (“Hexion”), which, through a series of intermediate holding companies, is controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). The Company has significant related party transactions with Hexion, as discussed in Note 3. CO-OP operates as a business under the direction and with support of its parent, Hexion. All entities are under the common control of Hexion.
Hexion serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries.
2. Summary of Significant Accounting Policies
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Subsequent Events—The Company has evaluated events and transactions subsequent to September 30, 2016 through the date of issuance of its unaudited Condensed Consolidated Financial Statements.
Recently Issued Accounting Standards
In May, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. The Company is currently assessing the potential impact of ASU 2014-09 on its financial statements.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. The requirements of ASU 2015-11 are not expected to have a significant impact on the Company’s financial statements.

In February 2016, the FASB issued Accounting Standards Board Update No. 2016-02: Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 supersedes the existing lease guidance in Topic 840. According to the new guidance, all leases, with limited scope exceptions, will be recorded on the balance sheet in the form of a liability to make lease payments (lease liability) and a right-of-use asset representing the right to use the underlying asset for the lease term. The guidance is effective for annual and interim periods beginning on or after December 15, 2018, and early adoption is permitted. Entities will be required to adopt ASU 2016-02 using a modified retrospective approach, whereby leases will be recognized and measured at the beginning of the earliest period presented. The Company is currently assessing the potential impact of ASU 2016-02 on its financial statements.

In March 2016, the FASB issued Accounting Standards Board Update No. 2016-07: Simplifying the Transition to the Equity Method of Accounting (Topic 323) (“ASU 2016-07”) as part of the FASB simplification initiative. ASU 2016-07 eliminates the requirement that when an existing investment qualifies for use of the equity method, an investor adjust the investment, results of operations and retained earnings retroactively as if the equity method has been in effect in all previous periods that the investment had been held. Under the new guidance, the equity method investor is only required to adopt the equity method as of the date the investment qualifies for the equity method, with no retrospective adjustment required. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-07 are not expected to have a significant impact on the Company’s financial statements.

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In March 2016, the FASB issued Accounting Standards Board Update No. 2016-09: Improvements to Employee Share-Based Payment Accounting (Topic 718) (“ASU 2016-09”) as part of the FASB simplification initiative. ASU 2016-09 simplifies various aspects of share-based payment accounting, including the income tax consequences, classification of equity awards as either equity of liabilities and classification on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2016-09 are not expected to have a significant impact on the Company’s financial statements.

In August 2016, the FASB issued Accounting Standards Board Update No. 2016-15: Statement of Cash Flows (Topic 230) (“ASU 2016-15”) as part of the FASB simplification initiative. ASU 2016-15 provides guidance on treatment in the statement of cash flows for eight specific cash flow topics, with the objective of reducing existing diversity in practice. Of the eight cash flow topics addressed in the new guidance, the topics expected to have an impact on the Company include debt prepayment or debt extinguishment costs, proceeds from the settlement of insurance claims, treatment of restricted cash and distributions received from equity method investees. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period, and early adoption is permitted. The Company is currently assessing the potential impact of ASU 2016-15 on its financial statements.
3. Related Party Transactions
Product Sales and Purchases
The Company sells finished goods and certain raw materials to Hexion and certain of its subsidiaries. Total sales were $168 and $176 for the nine months ended September 30, 2016 and 2015, respectively. The Company also purchases raw materials and finished goods from Hexion and certain of its subsidiaries. Total purchases were $50 and $52 for the nine months ended September 30, 2016 and 2015, respectively. These transactions are included in “Net sales” and “Cost of sales” in the unaudited Condensed Consolidated Statements of Operations, accordingly.
The Company sells products to certain Apollo affiliates and other related parties. These sales were $8 and $27 for the nine months ended September 30, 2016 and 2015, respectively. Accounts receivable from these affiliates were $2 and $5 at September 30, 2016 and December 31, 2015, respectively. The Company also purchases raw materials and services from certain Apollo affiliates and other related parties. These purchases were $1 for both the nine months ended September 30, 2016 and 2015. The Company had accounts payable to these affiliates of less than $1 at both September 30, 2016 and December 31, 2015.
Billed Allocated Expenses
Hexion incurs various administrative and operating costs on behalf of the Company that are reimbursed by the Company. These costs include engineering and technical support, purchasing, quality assurance, sales and customer service, information systems, research and development and certain administrative services. These service costs have been allocated to the Company generally based on sales or sales volumes and when determinable, based on the actual usage of resources. These costs were $29 and $30 for the nine months ended September 30, 2016 and 2015, respectively, and are primarily included within “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
Hexion provides global services related to procurement to the Company. These types of services are a raw materials based charge as a result of the global services being primarily related to procurement. The Company’s expense relating to these services totaled $11 and $14 for the nine months ended September 30, 2016 and 2015, respectively, and is classified in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
The Company also has various technology and royalty agreements with Hexion. Charges under these agreements are based on revenue or profits generated. The Company’s total expense related to these agreements was $8 and $17 for the nine months ended September 30, 2016 and 2015, respectively, and is classified in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
In addition, Hexion maintains certain insurance policies that benefit the Company. Expenses related to these policies are allocated to the Company based upon sales, and were $5 for both the nine months ended September 30, 2016 and 2015. These expenses are included in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
Foreign Exchange Gain/Loss Agreement
The Company entered into a foreign exchange gain/loss guarantee agreement in 2011 (which was renewed in each year from 2012 through 2016) with Hexion whereby Hexion agreed to hold the Company neutral for any foreign exchange gains or losses incurred by the Company for statutory purposes associated with certain of its affiliated loans. The Company recorded an unrealized loss of $14 and unrealized gain of $68 for the nine months ended September 30, 2016 and 2015, respectively, which has been recorded within “Other non-operating expense (income), net” in the unaudited Condensed Consolidated Statements of Operations. During the nine months ended September 30, 2016, $95 of the outstanding receivable related to this agreement was converted into an affiliated loan from Hexion to the Company and is recorded in “Loan receivable from parent” within the equity section in the unaudited Condensed Consolidated Balance Sheets. At September 30, 2016, the balance of this affiliated loan of $104 is recorded in “Loans receivable from parent” within the equity section of the unaudited Condensed Consolidated Balance Sheets.

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Cash Pooling Agreement Guarantee
In March 2012, the Company entered into a guarantee agreement with Hexion whereby Hexion agreed to hold the Company neutral for any interest income or expense exposure incurred by the Company for income tax purposes associated with certain of its affiliated loans that were entered into under an internal cash management agreement. In connection with this agreement, the Company recorded expense of $2 and $1 for the nine months ended September 30, 2016 and 2015, respectively, which has been recorded within “Other non-operating expense (income), net” in the unaudited Condensed Consolidated Statements of Operations.
Accounts Receivable Factoring Agreement Guarantee
In December 2013, the Company entered into a guarantee agreement with Hexion whereby Hexion agreed to hold the Company neutral for any foreign exchange or bad debt exposure incurred by the Company for income tax purposes associated with purchases and sales of accounts receivable under an internal accounts receivable purchase and sale agreement. In connection with this agreement, the Company recorded expense of less than $1 for both the nine months ended September 30, 2016 and 2015, which has been recorded within “Other non-operating expense (income), net” in the unaudited Condensed Consolidated Statements of Operations.
Other Allocated Expenses
At September 30, 2016 and December 31, 2015, the Company had affiliated receivables of $105 and $221, respectively, and affiliated payables of $86 and $100, respectively, pertaining to all of the billed related party transactions described above.
Unbilled Allocated Corporate Controlled Expenses

In addition to direct charges, Hexion provides certain administrative services that are not reimbursed by the Company. These costs include corporate controlled expenses such as executive management, legal, health and safety, accounting, tax and credit, and have been allocated herein to the Company on the basis of net sales. Management believes that the amounts are allocated in a manner that is reasonable and consistent, and that these allocations are necessary in order to properly depict the financial results of the Company on a stand-alone basis. However, the amounts are not necessarily indicative of the costs that would have been incurred if the Company had operated independently. These charges are included in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations, with the offsetting credit recorded in “Paid-in capital.” There is no income tax benefit recorded related to these amounts because they are not deductible for tax purposes.

The following table summarizes the corporate controlled expense allocations for the nine months ended September 30:

	2016	2015
Executive group	$2	$3
Environmental, health and safety services	—	1
Finance	3	4
Total	$5	$8
Other Transactions
In April 2014, the Company purchased 100% of the interests in a Canadian subsidiary of Momentive Performance Materials Inc. (“MPM”) for a purchase price of approximately $12. As a part of the transaction the Company also entered into a non-exclusive distribution agreement with a subsidiary of MPM, whereby the Company will act as a distributor of certain of MPM’s products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. The Company is compensated for acting as distributor at a rate of 2% of the net selling price of the related products sold. During both the nine months ended September 30, 2016 and 2015, the Company purchased approximately $21 of products from MPM under this distribution agreement, and earned less than $1 from MPM as compensation for acting as distributor of the products. As of both September 30, 2016 and December 31, 2015, the Company had $2 of accounts payable to MPM related to the distribution agreement.
4. Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•
Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

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Recurring Fair Value Measurements
Following is a summary of assets and liabilities measured at fair value on a recurring basis as of September 30, 2016 and December 31, 2015:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
September 30, 2016
Derivative assets	$—	$180	$—	$180
Derivative liabilities	—	—	—	—
December 31, 2015
Derivative assets	$—	$184	$—	$184
Level 2 derivative assets and liabilities consist of derivative instruments transacted predominately in over-the-counter markets, and primarily consists of amounts related to the foreign exchange gain/loss guarantee agreement with the Company's parent (see Note 5).
There were no transfers between Level 1, Level 2 or Level 3 measurements during the nine months ended September 30, 2016 or 2015.
The Company calculates the fair value of its Level 2 derivative assets and liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At September 30, 2016 and December 31, 2015, no adjustment was made by the Company to reduce its derivative assets for nonperformance risk. When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.
Non-derivative Financial Instruments
The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
September 30, 2016
Debt	$94	$—	$92	$2	$94
December 31, 2015
Debt	$102	$—	$100	$2	$102
Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent capital leases whose fair value is determined through the use of present value and specific contract terms. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.
5. Derivative Instruments and Hedging Activities
Derivative Financial Instruments
The Company is exposed to certain risks related to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes.
Foreign Exchange Rate Swaps
International operations account for a significant portion of the Company’s revenue and operating income. The Company’s policy is to reduce foreign currency cash flow exposure from exchange rate fluctuations by hedging anticipated and firmly committed transactions when it is economically feasible. The Company periodically enters into forward contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of certain transactions to the extent of the amount under contract. The counter-parties to our forward contracts are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.
The Company is party to various foreign exchange rate swaps in Brazil in order to reduce the foreign currency risk associated with certain assets and liabilities of its Brazilian subsidiary that are denominated in U.S. dollars. The counter-parties to the foreign exchange rate swap agreements are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.

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Foreign Exchange Gain/Loss Agreement
The Company entered into a foreign exchange gain/loss guarantee agreement in 2011 (which was renewed in each year from 2012 through 2016) with Hexion, whereby Hexion agreed to hold the Company neutral for any foreign exchange gains or losses incurred by the Company for income tax purposes associated with certain of its affiliated loans. This arrangement qualifies as a derivative and is recorded at fair value in the unaudited Condensed Consolidated Balance Sheets. The Company does not apply hedge accounting to this derivative instrument.
The following table summarizes the Company’s asset and liability derivative financial instruments as of September 30, 2016 and December 31, 2015:

	September 30, 2016				December 31, 2015
Derivatives not designated as hedging instruments	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Asset (Liability)	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Asset (Liability)	Location of Derivative Asset (Liability)
Foreign Exchange Gain/Loss Agreement
Foreign exchange gain/loss agreement with affiliate	365	—	$584	$180	365	—	$823	$183	Accounts receivable from affiliates and Loans receivable from parent
Foreign Exchange Rate Swaps
Brazil foreign exchange rate swaps - asset	—	—	3	—	—	—	15	1	Other current assets
Brazil foreign exchange rate swaps - liability	—	—	6	—	—	—	5	—	Other current liabilities
Total				$180				$184
The following table summarizes gains and losses recognized on the Company’s derivative financial instruments, which are recorded in “Other non-operating expense (income), net” in the unaudited Condensed Consolidated Statements of Operations:

Derivatives not designated as hedging instruments	Amount of (Loss) Gain Recognized in Income for the Nine Months Ended September 30:
	2016	2015
Foreign Exchange Gain/Loss Agreement
Foreign exchange gain/loss agreement with affiliate	$(14)	$68
Foreign Exchange Rate Swaps
Brazil foreign exchange rate swaps	—	—
Total	$(14)	$68
6. Debt and Lease Obligations
Debt outstanding at September 30, 2016 and December 31, 2015 is as follows:

	September 30, 2016		December 31, 2015
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
ABL Facility	$—	$—	$—	$—
Other Borrowings:
Australia Facility due 2017	27	4	29	3
Brazilian bank loans	15	30	5	42
Capital leases and other	2	16	2	21
Total	$44	$50	$36	$66

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7. Affiliated Financing
During the nine months ended September 30, 2016, the Company settled a total of $243 in affiliated loans receivable from Hexion against an associated $243 of affiliated loans payable to Hexion. The result of this transaction was an overall $243 decrease to both “Long-term loans receivable from affiliates” and “Affiliated long-term debt” in the unaudited Condensed Consolidated Balance Sheets. Additionally, during the nine months ended September 30, 2016, the Company issued $160 of net borrowings under an existing loan receivable from Hexion for general cash management purposes, which is recorded in “Long-term loans receivable from affiliates” in the unaudited Condensed Consolidated Balance Sheets.
8. Commitments and Contingencies
Environmental Matters
The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.
Environmental Institution of Paraná IAP—On August 10, 2005, the Environmental Institute of Paraná (IAP), an environmental agency in the State of Paraná, provided Hexion Quimica Industria, the Company’s Brazilian subsidiary, with notice of an environmental assessment in the amount of 12 Brazilian reais. The assessment related to alleged environmental damages to the Paranagua Bay caused in November 2004 from an explosion on a shipping vessel carrying methanol purchased by the Company. The investigations performed by the public authorities have not identified any actions of the Company that contributed to or caused the accident. The Company responded to the assessment by filing a request to have it cancelled and by obtaining an injunction precluding execution of the assessment pending adjudication of the issue. In November 2010, the Court denied the Company’s request to cancel the assessment and lifted the injunction that had been issued. The Company responded to the ruling by filing an appeal in the State of Paraná Court of Appeals. In March 2012, the Company was informed that the Court of Appeals had denied the Company’s appeal, and on June 4, 2012 the Company filed appeals to the Superior Court of Justice and the Supreme Court of Brazil. In September 2016, the Superior Court of Justice decided that strict liability does not apply to administrative fines issued by environmental agencies and reversed the decision of the State of Paraná Court of Appeals. The Superior Court of Justice remanded the case back to the Court of Appeals to determine if the IAP met its burden of proving negligence by the Company. The Company continues to believe it has strong defenses against the validity of the assessment, and does not believe that a loss is probable. At September 30, 2016, the amount of the assessment, including tax, penalties, monetary correction and interest, is 50 Brazilian reais, or approximately $15.
The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at September 30, 2016 and December 31, 2015.

	Liability		Range of Reasonably Possible Costs at September 30, 2016
Site Description	September 30, 2016	December 31, 2015	Low	High
Currently-owned	$3	$3	$2	$7
Formerly-owned:
Remediation	1	1	1	2
Monitoring only	—	—	—	1
Total	$4	$4	$3	$10
These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At September 30, 2016 and December 31, 2015, $1 and $2 has been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”
At six of these locations, the Company is conducting environmental remediation and restoration under business realignment programs due to closure of the sites. A portion of this remediation is being performed by the Company on a voluntary basis; therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company anticipates the amounts under these reserves will be paid within the next five years.

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Non-Environmental Legal Matters
The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings that are considered to be in the ordinary course of business. The Company has reserves of $1 and $2 at September 30, 2016 and December 31, 2015, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable.
9. Pension and Non-Pension Postretirement Benefit Plans
Following are the components of net pension and postretirement expense recognized by the Company for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,
	Pension Benefits		Non-Pension Postretirement Benefits
	2016	2015	2016	2015
Service cost	$11	$12	$—	$—
Interest cost on projected benefit obligation	8	8	1	1
Expected return on assets	(8)	(9)	—	—
Net expense	$11	$11	$1	$1
10. Changes in Accumulated Other Comprehensive Loss
Following is a summary of changes in “Accumulated other comprehensive loss” for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30, 2016			Nine Months Ended September 30, 2015
	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Beginning balance	$1	$(62)	$(61)	$2	$(17)	$(15)
Other comprehensive income (loss) before reclassifications, net of tax	—	5	5	—	(43)	(43)
Ending balance	$1	$(57)	$(56)	$2	$(60)	$(58)
11. Hexion PAC Business Disposition
On June 30, 2016, Hexion completed the sale of its Performance Adhesives, Powder Coatings, Additives & Acrylic Coatings and Monomers businesses (“Hexion PAC Business”) pursuant to the terms of a Purchase Agreement with Synthomer plc (the “Buyer”) dated March 18, 2016. Assets included in the transaction are the Company’s manufacturing sites in Sokolov, Czech Republic; Sant’Albano, Italy; Leuna, Germany; and Asua, Spain. The Hexion PAC Business produces resins, polymers, monomers and additives that provide enhanced performance for adhesives, sealants, paints, coatings, mortars and cements used primarily in consumer, industrial and building and construction applications. Hexion has also agreed to provide certain transitional services to the Buyer for a limited period of time following the closing of the transaction.
Hexion received gross cash consideration for the Hexion PAC business in the amount of $226, less approximately $6 relating to liabilities transferred to the Buyer, net of cash and estimated working capital that transferred to the Buyer as part of the Purchase Agreement. A subsequent post-closing adjustment to the purchase price of less than $1 was made in accordance with the Purchase Agreement. The Company received allocated proceeds from the sale of $107, and recognized a gain on this disposition of $28, which is recorded in “Gain on disposition” in the unaudited Condensed Consolidated Statements of Operations.
The PAC Business had pre-tax income of $8 for the nine months ended September 30, 2016 which is reported as a component of “Income before income taxes and earnings from unconsolidated entities” in the unaudited Condensed Consolidated Statements of Operations.
12. Income Taxes
The effective tax rate was 44% and 17% for the nine months ended September 30, 2016 and 2015, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which we operate and the recording of an income tax contingency related to ongoing foreign jurisdictional matters. The effective tax rates were also impacted by operating losses generated in jurisdictions where no tax benefit was recognized due to the maintenance of a full valuation allowance.
For both the nine months ended September 30, 2016 and September 30, 2015, income tax expense relates primarily to income from foreign operations, which were lower in certain foreign jurisdictions for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015. During the first nine months of 2016, the Company recorded an income tax contingency liability related to ongoing foreign jurisdictional matters.

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